
02057321

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 0 9 2002
WASH, D.C. 165 SECTION

FORM 6 - K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

KUBOTA CORPORATION

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

<TRANSLATION OF MAIN POINTS>

Kubota

BUSINESS REPORT

(Consolidated and non-consolidated results)

THE 112TH FISCAL YEAR
(April 1, 2001 to March 31, 2002)

KUBOTA Corporation

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

The financial statements for consolidated results in this Business Report are prepared in accordance with accounting principles (and practices) generally accepted in USA, and those for non-consolidated results in this Business Report are prepared in accordance with accounting principles (and practices) generally accepted in Japan.

Amounts in consolidated statesments have been rounded to the nearest million yen and amounts in non-consolidated statements have been rounded down.

(as of March 31, 2002)

Name of the Company	: KUBOTA CORPORATION
Established	: February, 1890
Incorporated	: December, 1930
Common Stock	: 78,156,602,534
Shares issued	: 1,409,808,978
Number of shareholders	: 59,409
Number of employees	: 23,064
Address of Head Office	: 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone :+81-6-6648-2111 Facsimile :+81-6-6648-3862
Address of Tokyo Office	: 1-3, Nihonbashi Muromachi 3-chome, Chuo-ku, Tokyo 103-8310, Japan Phone :+81-3-3245-3111 Facsimile :+81-3-3245-3822
URL	: http://www.kubota.co.jp/

June, 2002

To our Shareholders

I'm very pleased to report to our shareholders on the performance of Kubota Corporation and its subsidiaries for the Company's 112th fiscal year ended March 31, 2002.

During the year under review, consolidated sales were ¥976.1 billion, a 1.8% decrease from prior year. Consolidated operating income declined 20.3%, to ¥34.4 billion and consolidated net income was ¥9.5 billion, down 2.7%. With regard to dividends, the Company set the year-end dividend at ¥3.00 per share. Accordingly the total dividends per share through the year were ¥6.00.

The domestic economy under review, the Japanese economy, suffered from weak capital expenditures in the private sector, stagnant public investment, and feeble private consumption reflecting the harsh condition of employment and income. Overseas, although the US economy has shown signs of recovery, the worldwide economy seemed to remain uncertain. Under such conditions, the Company continues the vigorous and steady implementation of the "Medium-Term Management Strategy", as well as improves the profitability by further cost cutting and streamlining the corporate staff department.

Additionally, in March 2002, the Company transferred shares of Kubota House Co., Ltd. to Sanyo Electric Co., Ltd. and withdrew from prefabricated housing business.

In closing, we ask our shareholders for their continued support and encouragement.

Yoshikuni Dobashi
President and Representative Director
KUBOTA CORPORATION

Review of Consolidated Results of Operations

Sales in **Internal Combustion Engine and Machinery** were ¥423.2 billion, a decrease of 0.1 % from the prior year, comprising 43.3% of consolidated net sales.

Domestic sales of farming equipment declined. This was primarily attributed to a feeble replacement demand. Domestic sales of new models in medium-sized tractors were brisk and sales of large-sized tractors were favorable in northern Japan, especially Hokkaido, which is the main market for large-sized tractors. However, sales of small-sized tractors declined compared with the previous year. Overseas, in the US market, which is the mainstay of the overseas market, the Company recorded an all-time high in volume of tractors sold. This was supported by brisk new housing starts and stable private consumption.

Sales of engines retreated from the prior year. Domestic sales to manufacturers of construction and industrial machinery were reduced by sluggish demand in construction. Sales to farming related-markets also declined, due to the stagnant demand for farm equipment. Overseas, in US market, sales of engines for lawn mowers were brisk, thanks to favorable consumption levels and new housing starts, but negatively impacted by the slowdown in the US economy, sales for light towers and lifts struggled.

Sales of construction machinery decreased compared with prior year. Domestic sales retreated because the market of construction machinery shrank due to lackluster economic conditions and the reduction of public construction. Overseas, sales in Germany were down from the previous year, but sales in France and U.K. were favorable. Total sales in these three countries were up from the previous year.

Sales in **Industrial Products and Engineering** accounting for 45.2% of consolidated sales, were ¥440.9 billion, a decrease of 4.0% from the previous year.

Sales in pipe and fluid systems engineering fell 8.7% to ¥190.7 billion. Sales of ductile iron pipes decreased, centering on waterpipes. This decrease reflected reduction of public works spending by the governments due to financial difficulties. Sales of plastic pipes decreased principally due to weak new housing starts and a reduction in public works spending. Sales of valves improved along with the progress of construction in several large orders.

Sales in industrial castings retreated 4.4%, to ¥33.2 billion from the prior year. Sales of ductile iron segments grew thanks to large orders, but sales of cast steel pipes preventing landslides declined, negatively affected by the reduction of public works spending.

Sales in environmental engineering increased 6.1%, to ¥148.0 billion. Sales of sewage treatment plants, which are the mainstay of this segment, were lower than the prior year. This decrease had a direct relationship with the reduction of public investment by the governments due to their financial difficulties. Sales of night-soil treatment plants retreated because their orders in the first half of this fiscal year were unfavorable. Sales of incineration plants and recycling plants jumped from prior year because of large orders received in prior year. Sales of pumps were reduced centering around large-sized pumps, and were affected by the reduction of public investment. Sales in industrial machinery decreased 9.2%, to ¥69.0 billion.

Sales of **Building Materials and Housing** were ¥112.0 billion, an increase of 0.3% from the prior year, comprising 11.5% of consolidated net sales.

Sales of roofing materials decreased negatively affected by the slump in new housing starts, even though the Company renewed basic models for the first time since its inception. Sales of siding materials rose, as the Company raised market share by introducing new models.

As for septic tanks, sales advanced. In proportion as demands for dual use (both night-soil and wastewater) were expanding, the Company introduced several new models of compact type dual use septic tanks. As a result, market share of the company was up compared with the previous year.

Sales of prefabricated houses decreased compared with the previous year, reflecting weak new housing starts. On the contrary, sales of condominiums were favorable. In the end, total sales of housing business advanced.

Business Segment:

Internal Combustion Engine and Machinery

Farm Equipment and other Agriculture-Related Products, Engines, Construction Machinery

Industrial Products and Engineering

Ductile Iron Pipes and its attachments, Other pipes and its attachments, Construction for installation of Pipes, Valves, Environmental Control Plants, Plants Engineering, Pumps, Castings, Vending Machines, Scales, Weighing and Measuring Control Systems

Building Materials and Housing

Roofing Materials, Siding Materials, Real Estate, Prefabricated Houses, Condominiums

(Kubota Corporation and Subsidiaries)

Condensed Consolidated Balance Sheet

(as of March 31, 2002)

Assets

	(In millions of yen)
Current assets	**723,764**
Cash and cash equivalents	60,983
Notes and accounts receivable	460,537
Inventories	155,354
Other current assets	46,890
Investments	**141,616**
Property, plant and equipment	**276,211**
Other assets	**58,526**
Total assets	**1,200,117**

Liabilities and Shareholders' equity

Current liabilities	**514,554**
Short term borrowings	122,977
Notes and accounts payable	225,584
Other current liabilities	165,993
Long term liabilities	**290,593**
Shareholders' equity	**394,970**
Common stock	78,156
Additional paid-in capital	87,263
Legal reserve	19,539
Retained earnings	216,810
Accumulated other comprehensive income	128
Treasury stock	(6,926)
Total liabilities and shareholders' equity	**1,200,117**

Condensed Consolidated Statement of Income

(Year ended March 31, 2002)

	(In millions of yen)
Net sales	976,097
Cost of sales	729,863
Selling, general, and administrative expenses	199,019
Loss from disposal of businesses and fixed assets	12,791
Operating income	**34,424**
Other income (expenses)	
Interest and dividend income	7,506
Interest expense	(6,697)
Other - net	(8,210)
Other expenses, net	(7,401)
Income before income taxes, equity in net loss of affiliated companies	**27,023**
Income taxes	17,314
Equity in net loss of affiliated companies	(179)
Net income	**9,530**

Condensed Consolidated Statement of Cash Flows

(Year ended March 31, 2002)

	(In millions of yen)
Net cash provided by operating activities	77,826
Net cash used in investing activities	(34,458)
Net cash used in financing activities	(61,294)
Effect of exchange rate changes on cash and cash equivalents	276
Net decrease in cash and cash equivalents	**(17,650)**
Cash and cash equivalents, beginning of period	**78,633**
Cash and cash equivalents, end of period	**60,983**

(Parent Company Only)

Condensed Balance Sheet

(as of March 31, 2002)

Assets

(In millions of yen)

Current assets	**515,637**
Cash and deposits	36,065
Trade notes receivable	84,206
Trade accounts receivable	240,566
Inventories	77,662
Other	77,132
Fixed assets	**427,620**
Property, plant and equipment	194,629
Intangibles	4,546
Investments	228,445
Total assets	**943,258**

Liabilities and Shareholders' equity

Current liabilities	**355,696**
Trade notes payable	20,990
Trade accounts payable	164,696
Short-term borrowings	68,453
Other	101,554
Long-term liabilities	**215,777**
Shareholders' equity	**371,785**
Common stock	78,156
Legal reserves	86,698
Retained earnings	191,154
Other appraisal gains of marketable securities	22,442
Treasury stock	(6,667)
Total liabilities and shareholders' equity	**943,258**

(Parent Company Only)

Condensed Statement of Income

(Year ended March 31, 2002)

(In millions of yen)

Ordinary income and expenses		
Operating income and expenses		
Revenues		
Sales	672,576	672,576
Cost and expenses		
Cost of sales	515,180	
Selling, general and administrative expenses	129,839	
Operating income		**27,556**
Non-operating income and expenses		
Non-operating income		8,654
Non-operating expenses		12,243
Ordinary income		**23,967**
Extraordinary gain and loss		
Extraordinary gain		2,381
Extraordinary loss		27,726
Loss before income taxes		**1,376**
Income Taxes		(1,513)
Net income		**136**
Unappropriated retained earnings carried forward		5,005
Interim dividends		4,229
Unappropriated retained earnings at end of the period		**912**

Proposed Appropriation of Unappropriated Retained Earnings

(In yen)

Unappropriated retained earnings at end of the period	**912,482,072**
Reversal of general reserve	8,300,000,000
Total	**9,212,482,072**
Proposed appropriations	
Cash dividends (¥3.00 per share)	4,173,201,438
Reserve for special depreciation	26,674,200
Unappropriated retained earnings to be carried forward	5,012,606,434

(Parent Company Only)

Summary of Shareholders

(as of March 31, 2002)

Situation of shares

Principal Shareholders

Name	(Thousands of shares) Number of shares	%
Nippon Life Insurance Company	111,306	7.89
Meiji Life Insurance Company	75,483	5.35
Trust and Custody Services Bank, Ltd. as Trustee for FUJI BANK, LIMITED Retirement Benefit Trust Account entrusted by Mizuho Trust and Banking Co., Ltd.	69,240	4.91
Sumitomo Mitsui Banking Corporation	69,240	4.91
Mitsui Asset Trust and Banking Company, Limited	67,665	4.79
The Dai-ichi Mutual Life Insurance Company	56,098	3.97
Japan Trustee Services Bank, Ltd.	50,713	3.59
UFJ Bank Limited	43,448	3.08
Sumitomo Life Insurance Company	40,983	2.90
Kubota fund (Employee Stock Ownership Plan)	40,780	2.89

Distribution of shares

1. By size of shareholdings

(Thousands of shares)

Classification	Number of shareholders	Number of shares held
Less than 1,000	9,299	1,816
1,000 ~ 9,999	46,024	110,059
10,000 ~ 99,999	3,643	66,123
100,000 ~	443	1,231,809
Total	59,409	1,409,807

2. By business categories of shareholders

Classification	Number of shareholders	Number of shares held
Financial institutions and Securities companies	222	914,568
Other corporations and Governments	1,031	126,461
Foreigners	323	163,874
Others	57,833	204,904
Total	59,409	1,409,807

Board of Directors and Corporate Auditors (as of March 31, 2002)

Osamu Okamoto	Chairman and Representative Director
Yoshikuni Dobashi	President and Representative Director
Takeshi Oka	Executive Managing Director and Representative Director
Mitsuo Iwanaga	Executive Managing Director
Tomomi Soh	Executive Managing Director
Mikio Kinoshita	Executive Managing Director
Mitsuku Yamamoto	Executive Managing Director
Toshio Kubo	Executive Managing Director
Tatsuo Arata	Managing Director
Masakatsu Yamamoto	Managing Director
Okihiro Asada	Managing Director
Tsuyoshi Hayashi	Managing Director
Yoji Okihara	Managing Director
Tadahiko Kinoshita	Managing Director
Daisuke Hatakake	Managing Director
Masatake Matsui	Director
Koh Shimizu	Director
Toshi Nakajima	Director
Masaru Ishiguro	Director
Nobuhiro Sakamoto	Director
Akira Seike	Director
Akio Nishino	Director
Toshiyuki Yotsumoto	Director
Tadahiko Urabe	Director
Masateru Yoshikawa	Director
Yoshihiro Fujio	Director
Moriya Hayashi	Director
Masayoshi Fujita	Corporate Auditor
Toshi Tanaka	Corporate Auditor
Masamichi Nakahiro	Corporate Auditor
Tohru Hirata	Corporate Auditor
Sunao Kobayashi	Corporate Auditor

Independent Auditors

Tohmatsu & Co.

Kubota

Kubota Corporation

Annual Report **2002**





Profile

Since its establishment, Kubota has continually aimed to promote the harmonious coexistence of humans and all aspects of the earth's environment, including water and soil, by creating products that contribute to a better future for people, society as a whole, and the earth. In accordance with this basic philosophy, Kubota is continually anticipating the needs of the times as it vigorously engages in businesses that contribute to the betterment of society. Today, Kubota's products in domains closely connected to culture and people's daily lives—including areas related to water, soil, air, cities, and homes—are enjoyed by people worldwide. In the future, Kubota will continue to provide people- and earth-friendly products that will enable the creation of abundant living environments and contribute to the protection of the earth's environment.

Kubota Corporation and Subsidiaries—Years Ended March 31, 2002, 2001, and 2000

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Net sales	**¥976,097**	¥994,493	¥987,265	**$7,339,075**
Percentage of previous year	**98.2%**	100.7%	101.1%	
Net income	**9,530**	9,795	16,428	**71,654**
Percentage of previous year	**97.3%**	59.6%	108.8%	
Percentage of net sales	**1.0%**	1.0%	1.7%	
Net income per 20 common shares (Yen and U.S. Dollars):				
Basic	**¥136**	¥139	¥233	**$1.02**
Diluted	**133**	137	221	**1.00**
Cash dividends per 20 common shares (Yen and U.S. Dollars)	**120**	120	120	**0.90**
Capital expenditures	**¥36,342**	¥37,170	¥39,294	**$273,248**
Depreciation	**40,074**	43,311	44,149	**301,308**
R&D expenses	**30,186**	30,257	33,148	**277,128**
Number of shareholders (At year-end)	**59,409**	62,518	63,484	

Note: The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥133=US$1. See Note 1 to the consolidated financial statements.

To Our Shareholders and Friends 1
Kubota's Medium-Term Management Strategy 2
Review of Operations 8
Five-Year Financial Summary 13
Financial Review 14
Consolidated Balance Sheets 20
Consolidated Statements of Income 22
Consolidated Statements of Comprehensive Income (Loss)/
Consolidated Statements of Shareholders' Equity 23
Consolidated Statements of Cash Flows 24
Notes to Consolidated Financial Statements 25
Independent Auditors' Report 40
Directory 41
Directors and Corporate Auditors/
Investor Information 43

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains statements about Kubota's future business plans, strategies, and beliefs. Statements regarding the Company's projected future business results are not based on historical facts and are subject to various risks and uncertainties. These risks and uncertainties relate to economic conditions in Kubota's business environment, particularly government agricultural policies, the state of private-sector and public-sector capital investment, currency exchange rates, new housing starts, competitive pricing pressures in the marketplace, and Kubota's ability to continue designing and developing products that will be accepted in markets. However, it should be noted that elements affecting performance are not limited to the previously mentioned factors.

To Our **Shareholders** and **Friends**

In fiscal 2002, ended March 31, 2002, Kubota Corporation's consolidated net sales fell 1.8% compared with the previous fiscal year, to ¥976.1 billion ($7,339 million).

By business segment, in the Internal Combustion Engine and Machinery segment, the Company recorded a decrease in domestic sales due to the transfer of a few of the domestic consolidated subsidiaries engaged in agricultural and construction machinery sales to affiliated companies and the worsening economy, which was reflected in a decrease in new demand. However, in the United States, a major market for Kubota, tractor sales were supported by high levels of housing construction and strong consumer spending and continued to show strength.

Osamu Okamoto, Chairman and Representative Director — Yoshikuni Dobashi, President and Representative Director

In the Industrial Products and Engineering segment, due to such factors as reductions in investment in the public works sector, Kubota faced a downtrend in sales of its mainstay ductile iron pipes as well as such products as pumps. In the Company's environmental engineering business, where steady growth can be anticipated, sales of incinerators increased, reflecting the high level of orders received in the previous year and contributing favorably to segment sales.

In the Building Materials and Housing segment, although sales of prefabricated houses and roofing and siding materials decreased due to sluggish new (owner occupied) housing starts, a pickup in sales of condominiums pushed segment sales upward slightly. In March 2002, Kubota House Co., Ltd., was sold to Sanyo Electric Co., Ltd., and Kubota withdrew from the prefabricated housing business.

Although Kubota continued to work to reduce costs through such measures as curtailing human resources expenses and other expenditures, due in part to a loss from disposal of businesses and fixed assets which amounted to ¥12.8 billion ($96 million), operating income fell 20.3%, to ¥34.4 billion ($259 million). Net income was ¥9.5 billion ($72 million).

Diluted net income per 20 common shares declined to ¥133 ($1.00), from ¥137. Kubota plans to pay year-end cash dividends per share of ¥3, or ¥60 per 20 common shares. Together with interim cash dividends, cash dividends per share for the entire fiscal year will amount to ¥6, or ¥120 per 20 common shares.

Medium-Term Management Strategy

Fiscal 2004 will be the final year covered by Kubota's Medium-Term Management Strategy, and the effort to achieve the objectives established therein is Companywide. However, the negative impact of changes in the business environment has been greater than first expected. The slump in demand in public works related markets, a sector which accounts for 40% of the Company's domestic net sales, and stagnant demand for agricultural machinery as a result of the worsening economy were major factors causing business results for fiscal 2002 to fall short of initial goals. Although there will be no change in its basic Medium-Term Management Strategy, Kubota will concentrate efforts on 1) recovering and increasing profitability through Companywide cost reductions and cutbacks in fixed expenses aimed at lowering its break-even point and 2) speeding up the implementation of solutions to the major problems the Company is facing in each business segment.

In closing, we ask our friends and shareholders for their continued support.

June 2002



Osamu Okamoto
Chairman and Representative Director



Yoshikuni Dobashi
President and Representative Director

Kubota's Medium-Term **Management Strategy**

Progress Report

Achievement—Recovery in Profitability

Amid a protracted slump in the Japanese economy, Kubota's performance deteriorated during fiscal 1999, and the Company anticipated that its performance would worsen further during fiscal 2000. In response, Kubota drafted various countermeasures aimed at supporting a recovery in profitability during the three-year period from April 1999 through March 2002.

Personnel Reduction (Parent Company)

Headcount

Actual 13,156 Fiscal 2002 **Attained!**

(Target: Reduce to 13,500 for fiscal 2002)

Reduction of general & administrative expenses

32% Fiscal 2002 **Attained!**

(Target: 30% reduction for fiscal 2002)

Rationalization of corporate staff departments

Reduction in number of corporate staff departments

40 April 2000 → 19 April 2002

Management streamlining

Reduction in number of BOD members

38 April 1999 → 25 June 2002

Boosting productivity

21 manufacturing departments in 16 factories; almost half the manufacturing departments increased productivity and the overall average productivity rise was 11%

Partial Attainment

(Target: Raise 20% over the fiscal 2001–2002 period)

Effectiveness of Profitability Recovery Measures



Personnel Reductions

The parent Company had a target of reducing its headcount by 2,000, to 13,500, over three years, with the deadline of March 31, 2002. The Company made personnel reductions that exceeded the target, reducing the headcount to 13,156. Early retirement was promoted by offering additional retirement benefits.

Employees



15,500
13,156
13,500
Targeting a 2,000 employee reduction
April 1999
March 2001
Actual
Target
March 2002



Corporate Staff Department Cost Reductions

In line with the slogan "Shape Up," Kubota has been shifting from the elimination of the parent Company's corporate staff departments to measures aimed at tightening the operational focus of those departments and their subsequent streamlining. After three years, the Company has been able to reduce the personnel and other costs of corporate staff departments to 32% below the fiscal 1999 level, which is a greater reduction than the 30% reduction specified in the Medium-Term Management Strategy. The annual cost of the corporate staff departments was reduced ¥8.8 billion, from ¥27.2 billion to ¥18.4 billion.

Cost



100%
68%
70%
Targeting an ¥8.2 billion reduction
FY99
Actual
Target
FY02



Rationalization of Corporate Staff Departments

The number of corporate staff departments was reduced from 40 in April 2000 to 25 in October 2000 and 19 in April 2002.

Departments



40
25
19
April 2000
October 2000
April 2002



Streamlining of Top Management

The number of directors was reduced from 38 in April 1999 to 25 following the June 2002 general meeting of shareholders. Particularly noteworthy, the number of directors responsible for corporate staff departments was reduced from 13 to 6.

Directors



38
25
13
6
The number of directors responsible for corporate staff departments was reduced from 13 to 6.
April 1999
June 2002



Boosting Productivity

Manufacturing departments have worked to increase their productivity (unit of production per employee) 20% during the last two years (April 2000 through March 2002). Of Kubota's 21 manufacturing departments in 16 factories, approximately half attained their goals. The average overall rise was 11%.

The Sakai Plant offers a good example of this drive toward increased productivity. The plant has an assembly line that produces V3300 series diesel engines of 50hp or more. Through 5-*Gen* activities—which involve being at the actual shop *(gen-ba),* looking at actual products *(gen-butsu),* recognizing reality *(gen-jitsu),* and referring to principles *(gen-ri)* and fundamental rules *(gen-soku)*—the plant cut out losses caused by waste and inefficiency, thereby boosting its productivity 50% without having to make any capital investment.

Withdrawal from Unprofitable Business Fields and Products

September 2000	Closed Tokai Plant
January 2001	Liquidated subsidiary Kubota Laing Inc.
March 2001	Withdrew from business in unit bathrooms and Western-style roofing materials
February 2002	Liquidated subsidiary Kubota Concrete Co., Ltd.
April 2002	Sold Kubota House Co., Ltd., and withdrew from the prefabricated house business

Regarding Kubota's withdrawal from unprofitable business fields and product categories, in September 2000 the Company closed its Tokai plant, which manufactured ingot cases. In January 2001, the Company liquidated Kubota Laing Inc., a subsidiary that manufactured small pumps. In March 2001, it withdrew from its business in unit bathrooms and Western-style roofing materials. In February 2002, it liquidated Kubota Concrete Co., Ltd., a subsidiary that manufactured concrete piles. In April 2002, it sold Kubota House Co., Ltd. These moves illustrate that the Company is resolutely proceeding with the upgrading of its business portfolio while taking into consideration the operations of all of its businesses.

Rebuilding Slumping Businesses

FY2002	Industrial castings, valves, electric equipment, air conditioning equipment	Target (to be profitable) attained
FY2003	Septic tanks, farming facilities	To be profitable in FY2003
FY2004	Building materials, vending machines	To be profitable in FY2004

Slumping operations in eight business fields were targeted for revitalization efforts in the Medium-Term Management Strategy. Operations in four of those business fields—industrial castings, valves, electric equipment, and air conditioning equipment—became profitable again in fiscal 2002. Plans call for restoring the profitability of operations in septic tanks and farming facilities in fiscal 2003, and operations in building materials and vending machines are scheduled to show a profit in fiscal 2004.

Formulation of the Medium-Term Management Strategy in March 2001


(Billions of yen)
Consolidated Operating Income
1.4
62.7
34.8
12.7
1.8
31.0
6.4
29.2
0.5
43.2
12.8
34.4
5.2
48.0
FY97
FY98
FY99
FY00
FY01
FY02
FY03 Projected
Operating income : Loss from disposal of businesses and fixed assets
Ratio of operating income to net sales (%)

(1) The profitability-boosting strategies described have contributed toward Kubota's recovery, but the Company's fiscal 2001 performance was still considerably worse than that of fiscal 1997, when the Company attained record high operating income.

(2) To overcome the obstacles to a significant improvement in performance, the Company drafted a Medium-Term Management Strategy covering the three-year period from fiscal 2002 through fiscal 2004.

Overview of the Medium-Term Management Strategy



1. Reforming the Business Structure and Profit Structure

(1) Strengthening the profitability of existing operations

- Domestic farm equipment operations: Maintain top market share and proactively launch new products that meet user needs
- Pipe operations: Implement fundamental cost reduction measures and promote alliances
- Overseas tractor operations: Maintain the top share in the U.S. market for tractors of 40hp or less while increasing shares in markets for tractors in the 40hp to 100hp range
- Environmental engineering operations: Expand new businesses, such as the polluted site remediation business

(2) Revitalizing low-profit businesses

(3) Developing new and peripheral businesses



Developing New and Peripheral Businesses

Kubota has new businesses in such fields as environmental protection, energy, and new materials (including, but not limited to, ceramics and aluminum powder) but these operations are not expected to generate high levels of net sales in the near future.

Accordingly, the Company is working to expand its sales by proactively developing businesses on the periphery of existing operations, such as polluted site remediation and the overseas tractor business.

To increase sales in building materials, which is currently a low-profit business, Kubota is taking steps aimed at expanding its operations in the area of silica sand (used to color roofing materials), such as those involving decorative materials used in roofing products; intensifying the marketing of roof ventilators; broadening the lineup of roofing products for repair and renewal applications; and developing new thick types of roofing materials.

Peripheral operations associated with environmental engineering include polluted site remediation, agriculture-related business, and private-sector construction business. In particular, the Company's approach to private-sector construction business will depend on whether a shift to proposal-based marketing methods is feasible. The pump business departments, which shifted from the pipe and fluid systems engineering sector to the environmental engineering sector in October 2001, have accumulated considerable experience, know-how, and marketing expertise that, in combination with the technological strengths of environmental engineering departments, is expected to enable the undertaking of Official Development Assistance business projects in overseas countries.



2. Reforming Operational Systems

(1) Building autonomous management systems

- Reevaluate the business division system
- Reevaluate the boundaries between the responsibilities of the head office and individual business departments

(2) Fundamental restructuring of the corporate staff departments of the Head Office

- Further promote streamlining and make more functional the corporate staff departments for business operations



3. Financial Strategy

(1) Reduce interest-bearing debt

(2) Streamline the balance sheets

Achievements and Plans

(1) Reduce Interest-Bearing Debt

	Actual	Target	
FY1999	¥430.1 billion	—	
FY2002	¥333.0 billion	¥330.0 billion	Target attained! (See below)
FY2003		¥315.0 billion	Planned

The balance of Kubota's interest-bearing debt was ¥430.1 billion at the end of fiscal 1999 but had been reduced to ¥333.0 billion by the end of fiscal 2002. Moreover, the fiscal 2002 balance was only ¥324.3 billion if newly consolidated subsidiaries are excluded. Accordingly, the fiscal 2002 target of ¥330.0 billion is considered to have been attained. Plans call for a further reduction of interest-bearing debt to ¥315.0 billion in fiscal 2003.

(2) Flexibly and Responsively Executing Capital Policies

Repurchasing the Company's Treasury Stock

FY2002	19.3 million shares repurchased
FY2003	50.0 million shares to be repurchased

The repurchasing of Kubota shares began in December 2001, and 19.3 million shares had been repurchased by the end of April 2002. Plans call for 50.0 million shares to be repurchased during fiscal 2003.

Progress Report: Analysis of Kubota's Business Operations



Changes in the Business Environment

Kubota's Domestic Business Environment

Since Kubota drafted its Medium-Term Management Strategy in March 2001, each of the Company's departments has striven to attain the targets of that strategy. However, certain aspects of the operating environment have presented challenges that were greater than expected. Regarding domestic public works investment in particular, a drop in demand and the progressive trend of deflation have had a strong impact on the Company's operations.

Large Reductions in Public Works Investment

The Japanese government's fiscal 2001 budget for public works investment was cut 10% compared with fiscal 2000. This has reduced overall demand related to public works investment and intensified competition.

For example, regarding demand in one of our mainstay businesses, ductile iron pipes, owing to the Great Hanshin Earthquake of January 1995 demand increased during fiscal 1996 and fiscal 1997. Subsequently, however, this demand has gradually declined. In fiscal 2002, demand for ductile iron pipes suffered an 11% drop compared with fiscal 2001.

Regarding the sewage-related operations that are an integral part of the Environmental Engineering sector, fiscal 2002 demand was down 11% from the level in the previous fiscal year. This figure was 8% below the projections made at the start of fiscal 2002. It appears that the trend of gradual decline in demand will continue, creating an extremely harsh operating environment.



Adjusted Medium-Term Financial Targets

As described briefly above, the surrounding business environment, specifically for businesses related to public spending, has become harsher than originally expected. Accordingly, the Company has been obliged to review its medium-term financial targets for fiscal 2004.



Reevaluating medium-term financial targets
•Decline in public works investment
•Slack demand for agricultural equipment in Japan
•Weak private-sector demand for housing and other products
+
Deflation to have a strong impact on such core businesses as farm equipment and pipes
Net sales decrease combined with profitability decrease
Strategy of concentrating corporate resources in strategic business: Withdrawal from prefabricated housing business
Reevaluation of Medium-Term Management Strategy Targets

Because external factors in the operating environment have been more severe than originally anticipated, the Company has adjusted its medium-term financial targets.

The net sales target has been reduced ¥170.0 billion, from ¥1,100 billion to ¥930.0 billion. The operating income target has been lowered ¥10.0 billion, from ¥65.0 billion to ¥55.0 billion. The net sales target was adjusted in light of the sale of Kubota House Co., Ltd., and the unexpectedly large drop in industrial equipment products and engineering demand, primarily public-sector demand. The impact of the drop in public-sector demand is also the principal reason for the adjustment of the operating income target.

Adjusted Medium-Term Financial Targets

	Billions of Yen		
	Original target	Adjusted target for FY04	Change from the original target
Net Sales	1,100.0	930.0	(170.0)
Operating Income	65.0	55.0	(10.0)
Income before Income Taxes and Equity in Net Income of Affiliated Companies	63.0	52.0	(11.0)
Net Income	34.0	27.0	(7.0)


(Billions of yen)
Consolidated Operating Income
1.4
62.7
34.8
12.7
1.8
31.0
6.4
29.2
0.5
43.2
12.8
34.4
5.2
48.0
5.9
55.0
FY97
FY98
FY99
FY00
FY01
FY02
FY03
Projected
FY04
Adjusted Target
Operating income
Loss from disposal of businesses and fixed assets
Ratio of operating income to net sales (%)

Strategies for Restoring and Boosting Profitability

Tackling the issues caused by the harsher business environment, the Company has made additional countermeasures to improve its profit level as follows:

(1) Lowering the break-even point (non-consolidated basis)

Cut costs by ¥15.0 billion, including materials costs, personnel costs, other expenditures, and costs related to support operations, such as corporate staff departments. The costs of support operations are being targeted for a 30% reduction below the fiscal 2001 level.

(2) Revitalizing low-profit businesses: building materials

New housing starts are sluggish, with the drop being particularly sharp with regard to owner-occupied housing. The fall in demand and the deflationary trend have intensified competition and created an extremely harsh operating environment. Against this backdrop, in January 2002 Kubota began marketing promotion campaigns for total roofing material renewal and other programs aimed at boosting its share of the market for roofing materials. Regarding siding materials, the Company has proactively introduced new products. The popularity of these products has contributed toward a rise in market share. The Company is continuing to launch new products, initiate the supply of products to other companies on an OEM (original equipment manufacturer) basis, and otherwise work to augment its sales. These efforts are expected to restore the profitability of building materials operations in fiscal 2004.

(3) Companywide manufacturing reform activities

Kubota has initiated new Companywide manufacturing reform activities. The productivity-boosting campaign has been adjusted and now calls for a further 20% rise in productivity over the next two fiscal years (fiscal 2003 and 2004). Plans call for a 50% reduction in inventory levels and shortening the product delivery lead time. A key theme of the campaign is integrating the Company's proprietary technologies, administration methods, and systems to make it possible to sustain domestic manufacturing operations.

(4) Promoting alliances that enhance competitiveness

Kubota is proceeding with alliances related to the PVC pipe business, and plans call for using these alliances to enable improved competitiveness and cost reductions.

(5) Reforming Kubota's corporate culture

Corporate reform programs are carried out to ensure that employees' abilities are fully utilized, that employees are fairly evaluated, and that employees are rewarded for their contributions based on highly transparent systems. In light of this, Kubota is reforming its personnel system. The system used for the past 13 years, which has focused on seniority, will be replaced by a system that is thoroughly achievement oriented and uses fair and highly transparent systems to evaluate employees and determine appropriate levels of remuneration. In this and other ways, the Company will strive to create a corporate culture that welcomes challenges and encourages creativity.

Focusing on Strategically Emphasized Fields

(1) Regarding the strategically emphasized field of the **overseas tractor business,** Kubota's basic strategy is to further strengthen its solid position in the U.S. market. The Company believes there remain opportunities for further growth in the U.S. market. In particular, there appears to be significant leeway for expanding the Company's share of the market for medium-sized tractors with engines in the 40hp to 100hp range. Regarding peripheral businesses, the Company is preparing to expand its presence in markets for tractor loader backhoes, construction machinery, and other products.

(2) With respect to the strategically emphasized field of **environmental engineering,** the decrease in Japanese public works investment has made it difficult to anticipate growth in sales of the Company's mainstay sewage facilities. Moreover, the intensification of competition is depressing prices, dictating that the Company place strong emphasis on measures to maintain and strengthen its competitiveness. Plans call for increasing sales by obtaining orders in such new and strategic fields as polluted site remediation, submerged membranes, and recycling.

Internal Combustion



Sub-compact tractor: BX22



Mini-excavator



Diesel zero-turn mower: ZD28F

Sub-compact tractor: BX22

Engine and Machinery

Review of **Operations**

Sales in Internal Combustion Engine and Machinery were ¥423.2 billion, a decrease of 0.1 % from the prior year, comprising 43.3% of consolidated net sales. Domestic sales decreased 8.3%, to ¥222.4 billion. Overseas sales rose 10.8%, to ¥200.8 billion.

Sales by Sector
(Billions of Yen)


500
400
300
200
100
0
'98 '99 '00 '01 '02
Farm Equipment and Engines
Construction Machinery

Sales by Geographic Segment
(Billions of Yen)


500
400
300
200
100
0
'98 '99 '00 '01 '02
Overseas
Japan

		Billions of Yen				
		1998	1999	2000	2001	**2002**
Net Sales		¥1,029.4	¥976.7	¥987.3	¥994.5	**¥976.1**
Internal Combustion Engine and Machinery		388.7	370.0	385.8	423.7	**423.2**
Sales by Sector	Farm Equipment and Engines	348.1	334.3	348.1	381.7	**383.9**
	Construction Machinery	40.6	35.7	37.7	42.0	**39.3**
Sales in Japan and Overseas	Japan	239.4	204.2	213.9	242.5	**222.4**
	Overseas	149.3	165.8	171.9	181.2	**200.8**

FARM EQUIPMENT AND ENGINES

Domestic sales of farming equipment declined. This was primarily attributable to the reduction in the number of consolidated subsidiaries and feeble replacement demand. The domestic market for farming equipment has been negatively affected by gloomy economic conditions and weakness in the prices of rice and vegetables. Under these conditions, the Company has tried to aggressively promote sales by implementing a flexible sales policy while introducing new models with higher quality and price-competitiveness. Domestic sales of new models of medium-sized tractors were brisk and sales of large-sized tractors were favorable in northern Japan, especially Hokkaido, which is the main domestic market for large-sized tractors. However, sales of small-sized tractors declined compared with the previous year. This reflects substantial sales in the prior year and consumers' preference for tractors with lower price tags. Overseas, in the United States, which is the mainstay of the overseas market, there were growing concerns regarding the negative impacts of the recession and the terrorist attacks, but the Company recorded an all-time high in the volume of tractors sold. This was supported by brisk new housing starts and stable private consumption. Most noteworthy, a new model of lawn mower was received exceptionally well by consumers. The sub-compact tractor "BX" also recorded favorable sales in the year under review. Economic conditions in the EU, already negatively affected by the economic slowdown in the United States in the latter half of the year, turned worse. However, in France, Germany, the United Kingdom, and Southern European countries, sales of tractors were brisk and higher than in the prior year. In China, sales of combine harvesters increased from the prior year thanks to the favorable acceptance of a new model by farmers, the fact that consumer credit loans have become widespread, and other factors. In Taiwan, sales were slightly lower than in the previous year due to an economic slump and the liberalization of imports of crops, a factor contingent to Taiwan's participation in the WTO.

Sales of engines retreated from the prior year. Domestic sales to manufacturers of construction and industrial machinery were reduced by sluggish demand in construction. Sales to farming-related markets also declined due to the stagnant demand for farm equipment. Overseas, in the U.S. market sales of engines for lawn mowers were brisk, thanks to favorable consumption levels and new housing starts; but, negatively impacted by the slowdown in the U.S. economy, sales of light towers and lifts struggled.

CONSTRUCTION MACHINERY

Sales of construction machinery decreased compared with the prior year. Domestic sales retreated because the market for construction machinery shrank due to lackluster economic conditions and the reduction in public works construction. Overseas, sales in Germany were down from the previous year, but sales in France and the United Kingdom were favorable. Total sales in these three countries were up from the previous year.

Industrial Produc…


Submerged membrane unit system

nstalled in an RC tank


Metal-seated butterfly valve

Ductile iron pipes

Review of **Operations**

Sales in Industrial Products and Engineering, accounting for 45.2% of consolidated sales, were ¥440.9 billion, a decrease of 4.0% from the previous year. Domestic sales declined 4.4%, to ¥425.2 billion. Overseas sales climbed 9.5%, to ¥15.7 billion.

Engineering

Sales by Sector
(Billions of Yen)



600
450
300
150
0
'98
'99
'00
'01
'02
Pipe and Fluid Systems Engineering
Industrial Castings
Environmental Engineering
Industrial Machinery

Sales by Geographic Segment
(Billions of Yen)



600
450
300
150
0
'98
'99
'00
'01
'02
Overseas
Japan

		Billions of Yen				
		1998	1999	2000	2001	**2002**
Net Sales		¥1,029.4	¥976.7	¥987.3	¥994.5	**¥976.1**
Industrial Products and Engineering		507.5	489.5	475.6	459.2	**440.9**
Sales by Sector	Pipe and Fluid Systems Engineering	244.6	229.7	222.0	208.8	**190.7**
	Industrial Castings	45.5	38.8	34.3	34.8	**33.2**
	Environmental Engineering	145.0	147.4	148.2	139.5	**148.0**
	Industrial Machinery	72.4	73.6	71.1	76.1	**69.0**
Sales in Japan and Overseas	Japan	481.9	467.7	460.6	444.9	**425.2**
	Overseas	25.6	21.8	15.0	14.3	**15.7**

PIPE AND FLUID SYSTEMS ENGINEERING

Sales in pipe and fluid systems engineering fell 8.7%, to ¥190.7 billion. Domestic sales declined 9.2%, to ¥186.1 billion. Overseas sales rose 20%, to ¥4.6 billion. Sales of ductile iron pipes, centering on waterpipes, decreased. This decrease reflected a reduction in public works investment due to financial difficulties. Sales of polyvinyl chloride pipes decreased, principally due to weak new housing starts and the reduction in public works investment. Sales of valves improved, and construction related to several large orders progressed.

INDUSTRIAL CASTINGS

Sales in industrial castings retreated 4.4%, to ¥33.2 billion, with domestic sales down 4.4%, to ¥26.0 billion, and overseas sales decreasing 4.5%, to ¥7.2 billion. Sales of ductile iron segments grew thanks to large orders, but sales of cast steel pipes for use in preventing landslides declined, negatively affected by the reduction in public works investment. Sales of cargo oil pipes, or cracking tubes, for the petrochemical industry rose, but sales in the iron industry-related market declined. Overseas, our Canadian subsidiary, Kubota Metal Corporation, recorded lower sales as a result of sluggish market conditions in the mining and iron industries.

ENVIRONMENTAL ENGINEERING

Sales in environmental engineering increased 6.1%, to ¥148.0 billion. Domestic sales rose 5.6%, to ¥144.9 billion, and overseas sales increased 31.9%, to ¥3.1 billion. Sales of sewage treatment plants, which are the mainstay of this segment, were lower than in the prior year. This decrease had a direct relationship with the reduction in public works investment due to financial difficulties. Sales of incineration plants and recycling plants jumped because of large orders received in the prior year. Regarding orders, the Company received orders for incinerators from Kyoto. Total orders for incineration plants and recycling plants, were down, however, because orders in the prior year were very high. Sales of pumps fell, particularly of large-sized pumps, affected by the reduction in public works investment.

INDUSTRIAL MACHINERY

Sales in industrial machinery decreased 9.2%, to ¥69.0 billion, with domestic sales down 9.6%, to ¥68.2 billion, and overseas sales improving 36.3%, to ¥0.8 billion.

Roof-system fixed-in photovoltaic (PV) shingles: "New Ecolony"

Building Materials and Housing

Colored cement roofing materials

Review of Operations

Sales of Building Materials and Housing were ¥112.0 billion, an increase of 0.3% from the prior year, comprising 11.5% of consolidated net sales.

Sales by Sector
(Billions of Yen)



160
120
80
40
0
'98
'99
'00
'01
'02
Building Materials
Housing

Sales by Geographic Segment
(Billions of Yen)



160
120
80
40
0
'98
'99
'00
'01
'02
Overseas
Japan

		Billions of Yen				
		1998	1999	2000	2001	**2002**
Net Sales		¥1,029.4	¥976.7	¥987.3	¥994.5	**¥976.1**
Building Materials and Housing		133.2	117.2	125.9	111.6	**112.0**
Sales by Sector	Building Materials	76.8	61.9	65.7	60.4	**57.8**
	Housing	56.4	55.3	60.2	51.2	**54.2**
Sales in Japan and Overseas	Japan	133.2	117.2	125.9	111.6	**112.0**
	Overseas	0.0	0.0	0.0	0.0	**0.0**

BUILDING MATERIALS

Sales of roofing materials decreased, negatively affected by the slump in new housing starts, even though the Company renewed its lineup of basic models for the first time since its inception. Sales of siding materials rose, as the Company raised market share by introducing new models.

As for septic tanks (*johkasou* systems), sales advanced. To meet expanding demand for dual-use (both night-soil and wastewater), systems, the Company introduced several new models of compact-type dual-use septic tanks. As a result, the Company's market share was up compared with the previous year.

HOUSING

Sales of prefabricated houses decreased compared with the previous year, reflecting weak new housing starts. In contrast, sales of condominiums were favorable, thus total sales in the housing business advanced. In March 2002, the Company transferred shares of KUBOTA House Co., Ltd., to Sanyo Electric Co., Ltd., and, as of April 1, 2002, withdrew from the prefabricated housing business.

Five-Year Financial **Summary**

Kubota Corporation and Subsidiaries Years Ended March 31, 2002, 2001, 2000, 1999, and 1998

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information)
	2002	2001	2000	1999	1998	**2002**
For the year						
Net sales	**¥ 976,097**	¥ 994,493	¥ 987,265	¥ 976,652	¥1,029,437	**$7,339,075**
Percentage of previous year	**98.2%**	100.7%	101.1%	94.9%	90.2%	
Cost of sales	**729,863**	742,516	738,838	729,488	767,588	**5,487,692**
Selling, general, and administrative expenses	**199,019**	208,295	212,757	214,361	214,345	**1,496,383**
Loss from disposal of businesses and fixed assets	**12,791**	489	6,499	1,819	34,792	**96,173**
Operating income	**34,424**	43,193	29,171	30,984	12,712	**258,827**
Cumulative effect of an accounting change	**—**	(21,559)	—	—	—	**—**
Net income	**9,530**	9,795	16,428	15,106	27,683	**71,654**
Percentage of previous year	**97.3%**	59.6%	108.8%	54.6%	95.6%	
Percentage of net sales	**1.0%**	1.0%	1.7%	1.5%	2.7%	
Net income per 20 common shares (Yen and U.S. Dollars):						
Basic	**¥136**	¥139	¥233	¥214	¥393	**$1.02**
Diluted	**133**	137	221	203	361	**1.00**
Pro forma amounts assuming accounting change was applied retroactively:						
Net income (loss)		¥31,354	¥14,881	¥(1,137)	¥27,985	
Net income (loss) per 20 common shares: (Yen):						
Basic		¥445	¥211	¥(16)	¥397	
Diluted		415	201	(16)	365	
At year-end						
Total assets	**¥1,200,117**	¥1,290,756	¥1,320,605	¥1,378,324	¥1,431,105	**$9,023,436**
Working capital	**209,210**	201,013	226,351	237,297	218,442	**1,573,008**
Long-term debt	**167,850**	182,238	233,257	266,195	254,354	**1,262,030**
Total shareholders' equity	**394,970**	434,979	449,647	424,443	434,481	**2,969,699**
Shareholders' equity per 20 common shares outstanding (Yen and U.S. Dollars):	**¥5,681**	¥6,171	¥6,380	¥6,022	¥6,164	**$42.71**

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥133=US$1. See Note 1 to the consolidated financial statements.
2. The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3. Pro forma data reflects the effect of an accounting change in retirement and pension costs described in Note 6 to the consolidated financial statements.

Financial **Review**

1. SALES AND EARNINGS

The Japanese economy deteriorated in the year under review, ended March 31, 2002, due to weak capital expenditure in the private sector, stagnant public investment, and feeble personal consumption that reflected the harsh conditions of employment and income.

Overseas, although it was feared that the worldwide economy had become stagnant, led by an economic slowdown and terrorist attacks in the United States, the U.S. economy showed signs of recovery supported by brisk personal consumption, new housing starts, and inventory adjustment. In the EU, an economic slowdown was apparent in Germany, and economies in other EU countries began to deteriorate gradually.

Under such conditions, net sales were ¥976.1 billion ($7,339 million), a decrease of 1.8% from the prior year. Sales in Internal Combustion Engine and Machinery were ¥423.2 billion ($3,182 million), a decrease of ¥0.5 billion from the prior year. Sales in Industrial Products and Engineering were ¥440.9 billion ($3,315 million), a decrease of ¥18.3 billion from the prior year. Sales in Building Materials and Housing were ¥112.0 billion ($842 million), an increase of ¥0.4 billion.

Domestic sales were ¥759.6 billion ($5,711 million), down 4.9%. This decrease was mainly attributable to lower sales in public works related businesses. In Internal Combustion Engine and Machinery, domestic sales of farming equipment declined from the prior year, reflecting feeble replacement works. In Industrial Products and Engineering, domestic sales of environmental engineering increased due to large orders received in the previous year. However, sales of ductile iron pipes decreased, reflecting a reduction in public works spending by local governments in Japan due to financial difficulties. Total domestic sales in Industrial Products and Engineering were down from the prior year. In Building Materials and Housing, sales of roofing materials and prefabricated houses decreased, negatively affected by the slump in new housing starts. In contrast, sales of condominiums were favorable. In the end, total sales in the housing business advanced.

Overseas sales were ¥216.5 billion ($1,628 million), up 10.7%. In the U.S. market, which is the mainstay of the overseas market, there were growing concerns regarding the negative impacts of the recession and the terrorist attacks, but the Company recorded an all-time high in the volume of tractors sold. This was supported by brisk new housing starts, stable personal consumption, and the depreciation of the Japanese yen. Above all, a new zero-turn mower recorded much higher sales than expected and sales of the BX series of sub-compact tractors continued to be supported by brisk demand.

Consolidated operating income decreased 20.3% from the prior year, to ¥34.4 billion ($259 million), and as a percentage of net sales fell to 3.5%, down 0.8 percentage point from the prior year.

Operating income (loss) in each industry segment (before the elimination of inter-segment profits and corporate expenses) was: Internal Combustion Engine and Machinery ¥47.8 billion ($359 million), a 10.7% rise; Industrial Products and Engineering ¥19.9 billion ($150 million), an 18.6 % fall; and Building Materials and Housing a ¥13.0 billion ($98 million) operating loss, a 96.8% rise.

Cost of sales decreased 1.7% compared with the prior year, to ¥729.9 billion ($5,488 million). The cost of sales ratio increased a slight 0.1 percentage point, to 74.8%. Consolidated selling, general, and administrative (SG&A) expenses declined 4.5% compared with the prior year, to ¥199.0 billion ($1,496 million). As in the previous year, this decline was attributable to a reduction in corporate office costs. SG&A expenses as a percentage of net sales improved 0.5 percentage point, to 20.4%, and this ratio has improved for three successive years.

Loss from disposal of businesses and fixed assets was ¥12.8 billion ($96 million). This loss from disposal of businesses was primarily related to the withdrawal from the prefabricated housing business and impairment losses on related fixed assets.

R&D expenses were ¥30.2 billion ($227 million). As a percentage of net sales, R&D expenses edged up 0.1 percentage point, to 3.1 %. The fields of study where R&D expenses were mainly spent were the development of automated control systems for tractors, earthquake-resistant ductile iron pipes, and fireproof siding materials.

Other income (expenses), net, was a net expense of ¥7.4 billion ($56 million), compared with other income of ¥16.2 billion in the prior year. This decrease mainly resulted from a ¥19.3 billion gain on contribution of securities to the

Net Sales
(Billions of Yen)


1,028.4
976.7
987.3
994.5
976.1
'98 '99 '00 '01 '02

Cost of Sales
(Billions of Yen)


767.6
729.5
738.8
742.5
729.9
75
75
75
75
75
'98 '99 '00 '01 '02

● Cost of sales to net sales (%)

Net Income
(Billions of Yen)


27.7
15.1
16.4
3.8
9.5
'98 '99 '00 '01 '02

employee retirement benefit trust in the prior year. In addition, other expenses in the year under review included a loss from write-downs of securities. Interest and dividend income decreased ¥2.5 billion, to ¥7.5 billion ($56 million). Interest expense also decreased, falling ¥1.4 billion, to ¥6.7 billion ($50 million). The interest coverage ratio declined 3.3 percentage points, to 5.0 %.

Income before income taxes, equity in net income of affiliated companies, and cumulative effect of an accounting change decreased ¥32.3 billion, to ¥27.0 billion ($203 million).

Income taxes decreased ¥10.9 billion compared with the prior year, to ¥17.3 billion ($130 million). However, the effective tax rate increased 16.5 percentage points, to 64.1%. Income tax—current was ¥22.9 billion ($172 million), a decrease of ¥2.3 billion, and income tax—deferred was reduced by ¥8.6 billion, to ¥5.6 billion ($42 million).

Equity in net income (loss) of affiliated companies was a loss of ¥0.2 billion ($1 million), compared with income of ¥0.2 billion in the prior year. Net income declined ¥0.3 billion, to ¥9.5 billion ($72 million). The ratio of net income to net sales was 1.0%.

The return on shareholders' equity increased 0.1 percentage point, to 2.3%. Basic net income per 20 common shares was ¥136 ($1.02), a ¥3 decrease from the prior year, and diluted net income per 20 common shares was ¥133 ($1.00), a ¥4 decrease from the prior year.

From December 2001, the Company implemented a program to purchase treasury stock. The number of shares of treasury stock was 19.4 million as of March 31, 2002, and these shares were excluded from the calculation of income per 20 common shares.

The Company's basic policy for the allocation of profit is to "maintain or raise dividends." The Company's policy is to determine the most appropriate use of retained earnings, taking into consideration current business operations as well as the future business environment. A year-end cash dividend per American Depositary Share (ADS) of KUBOTA CORPORATION of ¥60 ($0.45) was approved at the Ordinary General Meeting of shareholders, held on June 26, 2002. KUBOTA CORPORATION also paid a ¥60 ($0.45) per 20 common shares interim dividend to each shareholder. Accordingly, the annual cash dividend per 20 common shares was ¥120 ($0.90).

2. LIQUIDITY AND CAPITAL RESOURCES

Basic policy

The Company's financial policy is to maintain the strength of its balance sheet by assuring adequate financing and liquidity for its operations. Through cash and cash equivalents or other current assets, free cash flow, and borrowing from capital markets, the Company is in a position to finance the expansion of its business, R&D, and capital expenditures for current and future business projects.

Current financial strategies are "reduction of interest-bearing debt" and "maintenance of the balance sheet." As for the reduction of interest-bearing debt, the Company set a target to reduce its debt from ¥430.1 billion at the end of March 1999, to ¥330.0 billion at the end of March 2002, a reduction of more than ¥100.0 billion. At the end of March 2002, the amount of interest-bearing debt decreased to ¥333.0 billion ($2,504 million). Excluding the interest-bearing debt of companies newly consolidated after March 31, 1999, the amount of interest-bearing debt was ¥324.3 billion ($2,438 million), which means the Company achieved its original goal. The Company intends to further reduce interest-bearing debt to ¥315.0 billion by the end of March 2003.

As for maintenance of the balance sheet, necessary amounts of financing for IT, M&A, and other investments will be raised through maintenance of the balance sheet as well as earmarking net cash provided by operating activities.

In order to enhance financing efficiency, the Company has established commitment lines of credit totaling ¥30 billion ($226 million) with specific banks and maintained liquidity while reducing surplus cash as much as possible. Furthermore, the Company implemented Group financing to improve the efficiency of domestic subsidiaries.

The Company also maintains a commercial paper program of ¥50 billion ($376 million), and its financial subsidiaries raise money mainly through net cash provided by operating activities and borrowing from financial institutions. Currently, the Company has adequate financing resources.

Total Assets
(Billions of Yen)


1,431.1
1,378.3
1,320.6
1,290.8
1,200.1
'98
'99
'00
'01
'02

Total Shareholders' Equity
(Billions of Yen)


434.5
424.4
449.6
435.0
395.0
30
31
34
34
33
'98
'99
'00
'01
'02

● Shareholders' equity ratio (%)

Capital Expenditures & Depreciation
(Billions of Yen)


37.0
42.7
44.1
37.2
43.3
40.1
'98
'99
'00
'01
'02

□ Capital expenditures
□ Depreciation

The currency in which the Company maintains its debt is mainly Japanese yen. There is no restriction about the way in which the funds will be spent. There is some seasonality in financing demand. From April to June, the Company usually has surplus funds due to the timing of collections from notes and accounts receivable with local governments.

Assets

Total assets at fiscal year-end amounted to ¥1,200.1 billion ($9,023 million), ¥90.6 billion less than at the previous fiscal year-end. This is mainly due to a decline in the value of investment securities, a reduction in inventories, and a decrease in cash and cash equivalents due to improving financial efficiency.

Cash and cash equivalents decreased ¥17.7 billion, to ¥61.0 billion ($459 million), thanks mainly to the establishment of lines of credit and introduction of Group financing, which have allowed the Company to manage its funds more efficiently. Notes and accounts receivable decreased ¥3.3 billion, to ¥460.5 billion ($3,463 million). Inventories decreased ¥25.0 billion, to ¥155.4 billion ($1,168 million), as a result of the implementation of the Company's "maintenance of the balance sheet" policy. In detail, inventories of finished products, spare parts, work in process, and raw materials and supplies decreased ¥19.9 billion, and real estate decreased ¥5.1 billion due to impairment losses caused by the fall in land prices. Inventory turnover was 5.82 times, 0.19 higher than at the previous year-end. Total current assets were ¥723.8 billion ($5,442 million), a decrease of ¥43.1 billion.

Investments decreased ¥66.2 billion, to ¥141.6 billion ($1,065 million). This decrease included an unrecognized loss on investment securities of ¥54.7 billion ($411 million). As for capital expenditures, the amount was ¥36.3 billion ($273 million), a decrease of ¥0.9 billion.

Other assets were ¥58.5 billion ($440 million), an increase of ¥32.5 billion. This was because deferred tax assets—non-current jumped from ¥2.7 billion to ¥37.4 billion ($281 million) due to the sharp decrease in unrecognized gains on investment securities.

Liabilities

On the liabilities side, total liabilities amounted to ¥805.1 billion ($6,054 million), a decrease of ¥50.6 billion. Short-term borrowings increased ¥0.6 billion, to ¥123.0 billion ($925 million), but the current portion of long-term debt decreased ¥25.5 billion, to ¥42.1 billion ($316 million). At the end of October 2001, the Company repaid the second and fourth issues of unsecured bonds, using net cash provided by operating activities. Trade notes and accounts payable were ¥225.6 billion ($1,696 million), a decrease of ¥21.0 billion. Reflecting these factors, current liabilities decreased to ¥514.6 billion ($3,869 million).

Long-term liabilities increased ¥0.7 billion, to ¥290.6 billion ($2,185 million). Long-term debt decreased ¥14.4 billion, to ¥167.9 billion ($1,262 million), reflecting the reduction in interest-bearing debt. However, accrued retirement and pension costs increased ¥16.6 billion, to ¥106.2 billion ($799 million). This increase resulted from the decrease of plan assets attributed to falling stock prices.

The Company's bonds were rated A+ by Rating & Investment Information, Inc., as of March 2002. The Company's credit rating is stable.

Working capital at the fiscal year-end increased ¥8.2 billion, to ¥209.2 billion ($1,573 million). The current ratio improved 5.2 percentage points from the previous fiscal year-end, to 140.7%. This was because the decrease in interest-bearing debt was greater than the decrease in current assets.

Total shareholders' equity decreased ¥40.0 billion, to ¥395.0 billion ($2,970 million). The shareholders' equity ratio decreased 0.8 percentage point, to 32.9%. This decrease was mainly due to the sharp decline in unrealized gains on investment securities. Many investment securities held by the Company were those of Japanese financial institutions, and unrealized gains on those securities decreased due to the sharp fall in stock prices from the end of 2001.

In order to enhance capital efficiency and create more value for shareholders, the Company commenced a program to purchase treasury stock in December 2001. The amount of the purchases through the end of March 2002, ¥6.7 billion ($50 million), was deducted from shareholders' equity, and the number of treasury shares at the end of March 2002 was 18.7 million, 1.3% of total shares issued. For these purchases, the Company used net cash provided by operating activities. As for the next fiscal year, the Company plans to continue the purchase of treasury stock, up to the maximum additional 50 million shares, or ¥20.0 billion.

Based on the number of shares outstanding at the fiscal year-end, shareholders' equity per 20 common shares decreased ¥490, to ¥5,681 ($43).

3. CASH FLOWS

Net cash provided by operating activities was ¥77.8 billion ($585 million), up ¥29.3 billion compared with the previous fiscal year. This increase was primarily attributable to the reduction of inventories in the course of streamlining the balance sheet.

Net cash used in investing activities amounted to ¥34.5 billion ($259 million), up ¥11.4 billion compared with the previous fiscal year. This increase was primarily related to the transfer of cash in connection with the sale of the housing business.

Net cash used in financing activities amounted to ¥61.3 billion ($461 million), up ¥35.2 billion compared with the previous fiscal year. The Company continued to reduce long-term debt and began to purchase treasury stock.

As a result, cash and cash equivalents, end of year, were ¥61.0 billion ($459 million), down ¥17.7 billion compared with the prior year, including the positive effect of exchange rate changes on cash and cash equivalents of ¥0.3 billion ($2 million). Free cash flow was ¥45.4 billion ($341 million), up ¥33.1 billion compared with the prior year.

4. DERIVATIVES

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, Kubota conducts its derivatives transactions within the range of its outstanding credits and obligations, and the Company does not engage in speculative derivatives transactions. Because the counterparties for derivatives transactions are financial institutions with high creditworthiness, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 12 to the consolidated financial statements.

5. COUNTERMEASURES FOR THE REMOVAL OF GOVERNMENT DEPOSIT GUARANTEES

Effective from April 2002, in Japan limits were placed on government guarantees of certain short-term deposits held by financial institutions. As a countermeasure, the Company maintains its deposits with a diverse group of financial institutions with high credit ratings. In addition, the Company centralized its risk management with financial institutions mainly through concentrating cash within the parent company.

6. OUTLOOK FOR THE NEXT FISCAL YEAR

Economic conditions in Japan are expected to remain as tough as ever, with growing concerns over deflation triggered by government structural reform and lackluster consumption in the private sector. Overseas, the economic recovery in developed countries, including the United States, has been slow; therefore, the outlook for the world economy remains uncertain. Under such conditions, the Company will continue the vigorous and steady implementation of its "Medium-Term Management Strategy" as well as maintain its focus on improving profitability by further cost-cutting and streamlining the corporate staff. The Medium-Term Management Strategy consists of three major components: reform of business and profit structure, reform of business operating structure, and financial strategies.

(i) Reform of business and profit structure

This includes objectives for strengthening the profitability of current businesses, developing new businesses, and reforming business activities by aggressively taking advantage of IT. In order to bolster profitability, the Company focuses on further strengthening the competitiveness of its core businesses, which are already extremely competitive but operate in markets that are not expected to grow significantly in the future. The Company also aggressively allocates resources toward its strategic businesses to enable these businesses to attain growth in line with expansion of their markets.

(ii) Reform of business operating structure

This includes building a more autonomous management structure or renewal of the corporate staff departments. The Company will undertake an extensive review of authority and responsibility for the Company headquarters and business divisions and build a structure under which each business division bears responsibility and has sufficient authority for agile decision making, which will lead to a more autonomous management structure by business division. The Company will also strengthen the strategic functions of its headquarters and progress with measures to raise the efficiency of its business operations.

(iii) Financial strategies

These consist of reducing interest-bearing debt and maintenance of the balance sheet. The Company aims to reduce interest-bearing debt to approximately ¥315.0 billion by the end of March 2003.

The basic strategy for the medium term, as designed last year, remains unchanged. Although the Company endeavors to pursue further growth through new businesses and businesses adjacent to current ones, it places emphasis on enhancing the profitability of current businesses. As for the financial targets set out in the Medium-Term Management Strategy, the Company has modified them as follows: net sales ¥930.0 billion; operating income of ¥55.0 billion; income before income taxes and equity in net income of affiliated companies of ¥52.0 billion; and net income of ¥27.0 billion. (For reference, the initial targets set in the prior year were: net sales of ¥1,100.0 billion; operating income of ¥65.0 billion; income before income taxes and equity in net income of affiliated companies of ¥63.0 billion; and net income of ¥34.0 billion)

The Company believes that the implementation of the strategy and its related measures will allow the Company to achieve its goals and satisfy the expectations of stakeholders.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2003, of ¥930.0 billion, down ¥46.1 billion compared with 2002, reflecting the withdrawal from the prefabricated housing business. This forecast consists of net sales in the business segments Internal Combustion Engine and Machinery, Industrial Product and Engineering, and Building Materials and Housing of ¥430.0 billion, ¥435.0 billion, and ¥65.0 billion, respectively.

The Company also expects income before income taxes and equity in net income of affiliated companies of ¥46.0 billion, up ¥19.0 billion. Additionally, net income is expected to be ¥24.0 billion, up ¥14.5 billion as compared with fiscal 2002. (These forecasts anticipate an exchange rate of ¥125=US$1.)

In accordance with the previously described basic policy related to the Company's profit allocation of "maintain or raise dividends," the Company is considering paying cash dividends per 20 common shares for the next entire fiscal year of ¥120, including the expected interim cash dividends of ¥60 per 20 common shares.

Meanwhile, on April 25, 2002, the Company's Board of Directors authorized a change in the unit of ADS from 20 common shares to 5. This change is subject to the approval of the U.S. Securities and Exchange Commission, which the Company expects to formally receive in July 2002.

SEGMENT INFORMATION

The following segment information for the years ended March 31, 2002 and 2001, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

Year Ended March 31, 2002	Millions of Yen					
	Internal Combustion Engine & Machinery	Industrial Products & Engineering	Building Materials & Housing	Total	Corporate & Eliminations	Consolidated
Net sales:						
Unaffiliated customers	**¥423,198**	**¥440,913**	**¥111,986**	**¥ 976,097**	**¥ —**	**¥ 976,097**
Intersegment	**195**	**12,069**	**4**	**12,268**	**(12,268)**	**—**
Total	**423,393**	**452,982**	**111,990**	**988,365**	**(12,268)**	**976,097**
Cost of sales and operating expenses	**375,623**	**433,079**	**124,991**	**933,693**	**7,980**	**941,673**
Operating income (loss)	**¥ 47,770**	**¥ 19,903**	**¥ (13,001)**	**¥ 54,672**	**¥ (20,248)**	**¥ 34,424**
Identifiable assets at March 31, 2002	**¥478,390**	**¥484,325**	**¥ 76,979**	**¥1,039,694**	**¥160,423**	**¥1,200,117**
Depreciation	**14,125**	**20,489**	**2,968**	**37,582**	**2,492**	**40,074**
Capital expenditures	**14,107**	**16,501**	**2,892**	**33,500**	**2,842**	**36,342**

Year Ended March 31, 2001	Millions of Yen					
	Internal Combustion Engine & Machinery	Industrial Products & Engineering	Building Materials & Housing	Total	Corporate & Eliminations	Consolidated
Net sales:						
Unaffiliated customers	¥423,678	¥459,194	¥111,621	¥ 994,493	¥ —	¥ 994,493
Intersegment	114	9,919	598	10,631	(10,631)	—
Total	423,792	469,113	112,219	1,005,124	(10,631)	994,493
Cost of sales and operating expenses	380,634	444,655	118,825	944,114	7,186	951,300
Operating income (loss)	¥ 43,158	¥ 24,458	¥ (6,606)	¥ 61,010	¥ (17,817)	¥ 43,193
Identifiable assets at March 31, 2001	¥480,274	¥485,732	¥109,101	¥1,075,107	¥215,649	¥1,290,756
Depreciation	14,939	21,861	3,820	40,620	2,691	43,311
Capital expenditures	11,078	19,871	2,416	33,365	3,805	37,170

Year Ended March 31, 2002	Thousands of U.S. Dollars					
	Internal Combustion Engine & Machinery	Industrial Products & Engineering	Building Materials & Housing	Total	Corporate & Eliminations	Consolidated
Net sales:						
Unaffiliated customers	**$3,181,940**	**$3,315,135**	**$842,000**	**$7,339,075**	**$ —**	**$7,339,075**
Intersegment	**1,466**	**90,745**	**30**	**92,241**	**(92,241)**	**—**
Total	**3,183,406**	**3,405,880**	**842,030**	**7,431,316**	**(92,241)**	**7,339,075**
Cost of sales and operating expenses	**2,824,233**	**3,256,233**	**939,782**	**7,020,248**	**60,000**	**7,080,248**
Operating income (loss)	**$ 359,173**	**$ 149,647**	**$ (97,752)**	**$ 411,068**	**$ (152,241)**	**$ 258,827**
Identifiable assets at March 31, 2002	**$3,596,917**	**$3,641,541**	**$578,790**	**$7,817,248**	**$1,206,188**	**$9,023,436**
Depreciation	**106,203**	**154,052**	**22,316**	**282,571**	**18,737**	**301,308**
Capital expenditures	**106,068**	**124,068**	**21,744**	**251,880**	**21,368**	**273,248**

Geographic Segments

Year Ended March 31, 2002	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	**¥779,538**	**¥147,841**	**¥48,718**	**¥ 976,097**	**¥ —**	**¥ 976,097**
Intersegment	**103,428**	**2,907**	**656**	**106,991**	**(106,991)**	**—**
Total	**882,966**	**150,748**	**49,374**	**1,083,088**	**(106,991)**	**976,097**
Cost of sales and operating expenses	**847,576**	**133,095**	**46,596**	**1,027,267**	**(85,594)**	**941,673**
Operating income	**¥ 35,390**	**¥ 17,653**	**¥ 2,778**	**¥ 55,821**	**¥ (21,397)**	**¥ 34,424**
Identifiable assets at March 31, 2002	**¥847,749**	**¥144,964**	**¥37,858**	**¥1,030,571**	**¥169,546**	**¥1,200,117**

Year Ended March 31, 2001	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Millions of Yen					
Net sales:						
Unaffiliated customers	¥818,024	¥133,115	¥43,354	¥ 994,493	¥ —	¥ 994,493
Intersegment	109,553	2,729	760	113,042	(113,042)	—
Total	927,577	135,844	44,114	1,107,535	(113,042)	994,493
Cost of sales and operating expenses	883,123	121,271	41,408	1,045,802	(94,502)	951,300
Operating income	¥ 44,454	¥ 14,573	¥ 2,706	¥ 61,733	¥ (18,540)	¥ 43,193
Identifiable assets at March 31, 2001	¥906,422	¥125,169	¥36,501	¥1,068,092	¥222,664	¥1,290,756

Year Ended March 31, 2002	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
	Thousands of U.S. Dollars					
Net sales:						
Unaffiliated customers	**$5,861,188**	**$1,111,586**	**$366,301**	**$7,339,075**	**$ —**	**$7,339,075**
Intersegment	**777,654**	**21,858**	**4,932**	**804,444**	**(804,444)**	**—**
Total	**6,638,842**	**1,133,444**	**371,233**	**8,143,519**	**(804,444)**	**7,339,075**
Cost of sales and operating expenses	**6,372,752**	**1,000,714**	**350,346**	**7,723,812**	**(643,564)**	**7,080,248**
Operating income	**$ 266,090**	**$ 132,730**	**$ 20,887**	**$ 419,707**	**$ (160,880)**	**$ 258,827**
Identifiable assets at March 31, 2002	**$6,374,053**	**$1,089,955**	**$284,646**	**$7,748,654**	**$1,274,782**	**$9,023,436**

Sales by Region

Years Ended March 31, 2002 and 2001	Millions of Yen 2002		Millions of Yen 2001		Thousands of U.S. Dollars 2002
Japan	**¥759,599**	**77.8%**	¥798,986	80.3%	**$5,711,270**
Overseas:					
North America	**148,089**	**15.2**	132,410	13.3	**1,113,451**
Other Areas	**68,409**	**7.0**	63,097	6.4	**514,354**
Subtotal	**216,498**	**22.2**	195,507	19.7	**1,627,805**
Total	**¥976,097**	**100.0%**	¥994,493	100.0%	**$7,339,075**

Sales by region represent sales to unaffiliated customers based on the customers' locations.

Consolidated **Balance Sheets**

Kubota Corporation and Subsidiaries March 31, 2002 and 2001

ASSETS	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 1) 2002
Current assets:			
Cash and cash equivalents	**¥ 60,983**	¥ 78,633	**$ 458,519**
Short-term investments (Note 4)	**1,394**	2,348	**10,481**
Notes and accounts receivable (Note 3):			
Trade notes	**103,701**	115,526	**779,707**
Trade accounts	**259,120**	258,405	**1,948,271**
Finance receivables	**97,963**	92,254	**736,564**
Other	**12,515**	12,270	**94,098**
Less: Unearned income	**(8,710)**	(9,752)	**(65,489)**
Allowance for doubtful receivables	**(4,052)**	(4,858)	**(30,466)**
Inventories (Note 2)	**155,354**	180,318	**1,168,075**
Other current assets (Note 9)	**45,496**	41,720	**342,075**
Total current assets	**723,764**	766,864	**5,441,835**
Investments:			
Investments in and advances to affiliated companies (Note 3)	**12,740**	10,778	**95,789**
Other investments (Note 4)	**128,876**	196,997	**968,993**
Total investments	**141,616**	207,775	**1,064,782**
Property, plant, and equipment (Note 5):			
Land	**88,315**	92,508	**664,023**
Buildings	**197,603**	196,893	**1,485,737**
Machinery and equipment	**452,156**	458,798	**3,399,669**
Construction in progress	**4,253**	3,637	**31,977**
Total	**742,327**	751,836	**5,581,406**
Accumulated depreciation	**(466,116)**	(461,763)	**(3,504,632)**
Net property, plant, and equipment	**276,211**	290,073	**2,076,774**
Other assets (Note 9)	**58,526**	26,044	**440,045**
Total	**¥1,200,117**	¥1,290,756	**$9,023,436**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars (Note 1) 2002
Current liabilities:			
Short-term borrowings (Note 5)	**¥ 122,977**	¥ 122,384	**$ 924,639**
Trade notes payable	**42,909**	75,987	**322,624**
Trade accounts payable	**182,675**	170,631	**1,373,496**
Advances received from customers	**7,886**	8,711	**59,293**
Notes and accounts payable for capital expenditures	**15,746**	14,533	**118,391**
Accrued payroll costs	**22,656**	24,329	**170,346**
Income taxes payable	**12,587**	13,769	**94,639**
Other current liabilities	**65,042**	67,895	**489,038**
Current portion of long-term debt (Note 5)	**42,076**	67,612	**316,361**
Total current liabilities	**514,554**	565,851	**3,868,827**
Long-term liabilities:			
Long-term debt (Note 5)	**167,850**	182,238	**1,262,030**
Accrued retirement and pension costs (Note 6)	**106,206**	89,641	**798,542**
Other long-term liabilities (Note 9)	**16,537**	18,047	**124,338**
Total long-term liabilities	**290,593**	289,926	**2,184,910**
Commitments and contingencies (Note 14)			
Shareholders' equity (Notes 7 and 11):			
Common stock, authorized 2,000,000,000 shares; outstanding 1,390,419,012 shares and 1,409,808,978 shares in 2002 and 2001, respectively	**78,156**	78,156	**587,639**
Additional paid-in capital	**87,263**	87,263	**656,113**
Legal reserve	**19,539**	19,539	**146,910**
Retained earnings	**216,810**	215,739	**1,630,150**
Accumulated other comprehensive income	**128**	34,282	**962**
Treasury stock (19,389,966 shares in 2002), at cost	**(6,926)**	—	**(52,075)**
Total shareholders' equity	**394,970**	434,979	**2,969,699**
Total	**¥1,200,117**	¥1,290,756	**$9,023,436**

Consolidated Statements of **Income**

Kubota Corporation and Subsidiaries Years Ended March 31, 2002, 2001, and 2000

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2001	2000	**2002**
Net sales (Note 3)	**¥976,097**	¥994,493	¥987,265	**$7,339,075**
Cost of sales	**729,863**	742,516	738,838	**5,487,692**
Selling, general, and administrative expenses	**199,019**	208,295	212,757	**1,496,383**
Loss from disposal of businesses and fixed assets (Note 13)	**12,791**	489	6,499	**96,173**
Operating income	**34,424**	43,193	29,171	**258,827**
Other income (expenses):				
Interest and dividend income	**7,506**	10,042	8,635	**56,436**
Interest expense	**(6,697)**	(8,140)	(10,021)	**(50,354)**
Gain on contribution of securities to the employee retirement benefit trust (Notes 4 and 6)	**—**	19,277	—	**—**
Other—net (Note 8)	**(8,210)**	(5,023)	(4,553)	**(61,729)**
Other income (expenses), net	**(7,401)**	16,156	(5,939)	**(55,647)**
Income before income taxes, equity in net income (loss) of affiliated companies, and cumulative effect of an accounting change	**27,023**	59,349	23,232	**203,180**
Income taxes (Note 9):				
Current	**22,905**	25,192	20,738	**172,218**
Deferred	**(5,591)**	3,038	(11,952)	**(42,038)**
Total income taxes	**17,314**	28,230	8,786	**130,180**
Equity in net income (loss) of affiliated companies (Note 3)	**(179)**	235	1,982	**(1,346)**
Income before cumulative effect of an accounting change	**9,530**	31,354	16,428	**71,654**
Cumulative effect of an accounting change (Note 6)	**—**	(21,559)	—	**—**
Net income	**¥ 9,530**	¥ 9,795	¥ 16,428	**$ 71,654**
	Yen			U.S. Dollars (Note 1)
Net income per 20 common shares (Note 10):				
Basic:				
Income before cumulative effect of an accounting change	**¥136**	¥445	¥233	**$1.02**
Cumulative effect of an accounting change	**—**	(306)	—	**—**
Net income	**136**	139	233	**1.02**
Diluted:				
Income before cumulative effect of an accounting change	**133**	415	221	**1.00**
Cumulative effect of an accounting change	**—**	(278)	—	**—**
Net income	**133**	137	221	**1.00**
Cash dividends per 20 common shares	**120**	120	120	**0.90**

	Millions of Yen (Except Per Share Information)	
	2001	2000
Pro forma amounts assuming accounting change was applied retroactively:		
Net income	¥31,354	¥14,881
Net income per 20 common shares:		
Basic	¥ 445	¥ 211
Diluted	415	201

See notes to consolidated financial statements.

Consolidated Statements of **Comprehensive Income (Loss)**

Kubota Corporation and Subsidiaries Years Ended March 31, 2002, 2001, and 2000

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2001	2000	**2002**
Net income	**¥ 9,530**	¥ 9,795	¥16,428	**$ 71,654**
Other comprehensive income (loss), net of tax (Note 11):				
Foreign currency translation adjustments	**9,094**	5,657	(6,712)	**68,376**
Unrealized gains (losses) on securities	**(32,187)**	(38,568)	8,571	**(242,008)**
Minimum pension liability adjustment	**(10,671)**	16,807	15,375	**(80,233)**
Unrealized losses on derivatives	**(390)**	—	—	**(2,932)**
Other comprehensive income (loss)	**(34,154)**	(16,104)	17,234	**(256,797)**
Comprehensive income (loss)	**¥(24,624)**	¥ (6,309)	¥33,662	**$(185,143)**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' **Equity**

Kubota Corporation and Subsidiaries Years Ended March 31, 2002, 2001, and 2000

	Shares of Common Stock Outstanding (Thousands)	Millions of Yen					
		Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock at Cost
Balance, March 31, 1999	1,409,655	¥78,107	¥87,213	¥19,527	¥206,444	¥33,152	¥ —
Net income					16,428		
Other comprehensive income						17,234	
Cash dividends, ¥120 per 20 common shares					(8,458)		
Balance, March 31, 2000	1,409,655	78,107	87,213	19,527	214,414	50,386	—
Stock issued on conversion of debt	154	49	50				
Net income					9,795		
Other comprehensive loss						(16,104)	
Cash dividends, ¥120 per 20 common shares					(8,458)		
Transfer to legal reserve				12	(12)		
Balance, March 31, 2001	1,409,809	78,156	87,263	19,539	215,739	34,282	—
Net income					**9,530**		
Other comprehensive loss						**(34,154)**	
Cash dividends, ¥120 per 20 common shares					**(8,459)**		
Purchases of treasury stock	**(19,390)**						**(6,926)**
Balance, March 31, 2002	**1,390,419**	**¥78,156**	**¥87,263**	**¥19,539**	**¥216,810**	**¥ 128**	**¥(6,926)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock at Cost
Balance, March 31, 2001	$587,639	$656,113	$146,910	$1,622,098	$ 257,759	$ —
Net income				**71,654**		
Other comprehensive loss					**(256,797)**	
Cash dividends, $0.90 per 20 common shares				**(63,602)**		
Purchases of treasury stock						**(52,075)**
Balance, March 31, 2002	**$587,639**	**$656,113**	**$146,910**	**$1,630,150**	**$ 962**	**$(52,075)**

See notes to consolidated financial statements.

Consolidated Statements of **Cash Flows**

Kubota Corporation and Subsidiaries Years Ended March 31, 2002, 2001, and 2000

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2001	2000	**2002**
Operating activities:				
Net income	**¥ 9,530**	¥ 9,795	¥16,428	**$ 71,654**
Adjustments to reconcile net income to net cash provided by operating activities:				
Cumulative effect of an accounting change	**—**	21,559	—	**—**
Depreciation and amortization	**40,535**	43,926	45,164	**304,775**
Provision for (reversal of) doubtful receivables	**210**	1,090	(836)	**1,579**
Provision for retirement and pension costs, less payments	**1,267**	3,896	7,742	**9,526**
Gain on sales of securities	**(2,578)**	(821)	(2,814)	**(19,383)**
Loss from write-downs of securities	**9,166**	2,922	3,260	**68,917**
Loss (gain) on disposals of fixed assets	**1,725**	(1,532)	1,826	**12,970**
Gain on contribution of securities to the employee retirement benefit trust	**—**	(19,277)	—	**—**
Equity in net loss (income) of affiliated companies, less dividends	**636**	200	(1,427)	**4,782**
Deferred income taxes	**(5,591)**	3,038	(11,952)	**(42,038)**
Change in assets and liabilities, net of effects from sales of businesses:				
Decrease (increase) in notes and accounts receivable	**12,752**	(46,549)	27,093	**95,880**
Decrease in inventories	**23,260**	3,474	4,838	**174,887**
Decrease (increase) in other current assets	**75**	854	(16,433)	**564**
Increase (decrease) in trade notes and accounts payable	**(9,958)**	19,053	1,742	**(74,872)**
Increase (decrease) in income taxes payable	**(1,310)**	2,526	(3,062)	**(9,850)**
Increase (decrease) in other current liabilities	**(3,575)**	(3,919)	6,646	**(26,880)**
Other	**1,682**	8,292	1,064	**12,647**
Net cash provided by operating activities	**77,826**	48,527	79,279	**585,158**
Investing activities:				
Purchases of fixed assets	**(32,473)**	(36,250)	(45,962)	**(244,158)**
Purchases of investments and change in advances	**(2,333)**	(327)	384	**(17,541)**
Proceeds from sales of property, plant, and equipment	**2,002**	5,519	1,802	**15,052**
Proceeds from sales of investments	**7,916**	2,955	10,138	**59,519**
Net decrease in short-term investments	**1,102**	5,565	4,126	**8,286**
Cash transferred in sale of business	**(10,237)**	—	—	**(76,970)**
Other	**(435)**	(486)	338	**(3,271)**
Net cash used in investing activities	**(34,458)**	(23,024)	(29,174)	**(259,083)**
Financing activities:				
Proceeds from issuance of long-term debt	**28,202**	11,416	12,807	**212,045**
Repayments of long-term debt	**(71,034)**	(49,365)	(44,352)	**(534,090)**
Net increase (decrease) in short-term borrowings	**(3,077)**	20,289	(25,303)	**(23,135)**
Cash dividends	**(8,459)**	(8,458)	(8,458)	**(63,602)**
Purchases of treasury stock	**(6,926)**	—	—	**(52,075)**
Net cash used in financing activities	**(61,294)**	(26,118)	(65,306)	**(460,857)**
Effect of exchange rate changes on cash and cash equivalents	**276**	606	(872)	**2,075**
Net decrease in cash and cash equivalents	**(17,650)**	(9)	(16,073)	**(132,707)**
Cash and cash equivalents, beginning of year	**78,633**	78,642	94,715	**591,226**
Cash and cash equivalents, end of year	**¥60,983**	¥78,633	¥78,642	**$ 458,519**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kubota Corporation and Subsidiaries Years Ended March 31, 2002, 2001, and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The consolidated financial statements, stated in Japanese yen, reflect certain adjustments, not recorded in the books of account of Kubota Corporation (the parent company) and subsidiaries (collectively the "Company"), to present these statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") with the exception of FASB Emerging Issues Task Force, Issue No. 91-5, "EITF 91-5, Nonmonetary Exchange of Cost-Method Investments" (see **Investments**). The principal adjustments include: (1) valuation of inventories, (2) accrual of certain expenses, (3) accounting for retirement and pension plans, (4) recognition of warrant values, (5) accounting for stock dividends approved by shareholders in prior years at market value, *(6) accounting for derivatives, and (7) recognition of deferred income tax* relating to these adjustments. The presentation of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," also has been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2001 and 2000 to conform with classifications used in 2002.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2002 of ¥133=US$1, solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. Significant intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the "affiliated companies") are stated at cost plus equity in undistributed net income from acquisition or formation.

Revenue Recognition

The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

The above-described revenue recognition criteria are met, in most cases, when products are shipped. As for environmental and other plant and equipment, sales are recorded at the time when the installation of plant and equipment is completed and accepted by the customer. For long-term contracts, such sales are recorded under the percentage-of-completion method of accounting. Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. Estimated losses on sales contracts are recorded in the period in which they are identified.

In the case of finance receivables in which the face amount includes finance charges (principally retail financing), income is recorded over the terms of the receivables using the interest method.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average method, or market. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an other comprehensive income item of shareholders' equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. Losses from the impairment of marketable and nonmarketable securities, if any, are charged to expenses in the period in which a decline in fair value is determined to be other than temporary.

On April 1, 1996, The Bank of Tokyo, Ltd. ("BOT") and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi Tokyo Financial Group, Inc.) For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net income would have decreased by ¥603 million ($4,534 thousand) for the year ended March 31, 2002, decreased by ¥1,650 million for the year ended March 31, 2001, and increased by ¥3,081 million for the year ended March 31, 1997. Retained earnings would have increased by ¥165 million ($1,241 thousand) at March 31, 2002, and ¥768 million at March 31, 2001, with a corresponding decrease in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and the losses on impairment of the investment in 2002 and 2001.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets.

The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carryforwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

Advertising

The costs of advertising are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Net Income and Cash Dividends per 20 Common Shares

Per share amounts have been calculated per 20 common shares since each American Depositary Share represents 20 shares of common stock (also see Note 15).

Basic net income per 20 common shares excludes dilution and has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per 20 common shares reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later).

Cash dividends per 20 common shares are based on dividends paid during the year.

Derivative Financial Instruments

On April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company's policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The transition adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, was not material.

Prior to the adoption of SFAS 133 and 138, gains and losses on forward contracts were recognized based on changes in exchange rates and were offset against foreign exchange gains or losses on the hedged financing obligations and accounts receivable or payable. Interest rate derivatives and changes in their fair values were not included in the consolidated financial statements. Instead, interest differentials paid or received under interest rate derivatives designated as hedges of exposures to changes in interest rates associated with short- or long-term debt were recorded in interest expense over the contract period as an adjustment to the effective yields of the related debt.

Risks and Uncertainties

The Company is one of Japan's leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plant, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 21 plants in Japan and at 5 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are not only sold in Japan but are also sold in overseas markets which consist mainly of North America, Europe, and Asia.

A certain level of group concentrations of the Company's business activities is found in the domestic farm equipment sales through the National Federation of Agricultural Cooperative Associations and affiliated dealers. The concentrated credit risk of the domestic farm equipment business consists principally of notes and accounts receivable and financial guarantees, for which the Company historically has not experienced any significant uncollectibility. Additionally, transactions associated with country risk are limited.

The variety and breadth of the Company's products and customers significantly mitigate the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply, or composition of its markets. Additionally, such diversification enables the Company to significantly minimize the risk of loss associated with an environmental disaster or political crisis in one of the countries in which the Company manufactures or sells its products. The Company has also established a quality control program designed to ensure the safety of the Company's products. The Company believes that this quality control program reduces the risk of product liability claims, from which historically the Company has not experienced any significant losses. As a result, it is unlikely that any one event would have a severe impact on the Company's consolidated financial position, results of operations, or cash flows.

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation,

valuation allowance for deferred tax assets, and employee retirement and pension plans. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Based on this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances indicate that the carrying amount of an asset may not be recoverable. In such an event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. In addition, long-lived assets to be disposed of are valued at the lower of cost or fair value less cost to sell.

Cash Flow Information

The Company considers all time deposits with original maturities of one year or less, which can be withdrawn at least at face amount at any time, to be cash equivalents. At March 31, 2002, 2001, and 2000, time deposits of which original maturities were substantially three months or less amounting to ¥13,209 million ($99,316 thousand), ¥13,176 million, and ¥33,134 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥7,123 million ($53,556 thousand), ¥8,048 million, and ¥10,830 million, and for income taxes amounted to ¥24,351 million ($183,090 thousand), ¥22,800 million, and ¥23,610 million in 2002, 2001, and 2000, respectively.

Noncash transactions in 2001 included a contribution of securities with a fair value of ¥33,116 million to the employee retirement benefit trust.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements will change the accounting for business combinations and goodwill in two significant ways. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that statement, which for the Company is April 1, 2002. The Company expects that the effect of the adoption of SFAS No. 142 will not be material.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 applies to all long-lived assets (including discontinued operations) and it develops one accounting model for long-lived assets. The Company is currently reviewing this statement to determine its impact on future financial statements.

2. INVENTORIES

Inventories at March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Manufacturing:			
Finished products	**¥ 89,969**	¥102,104	**$ 676,459**
Spare parts	**18,589**	16,455	**139,767**
Work in process	**22,721**	31,239	**170,834**
Raw materials and supplies	**15,565**	16,944	**117,030**
Subtotal	**146,844**	166,742	**1,104,090**
Real estate:			
Completed projects, land to be developed, and projects under development	**8,510**	13,576	**63,985**
	¥155,354	¥180,318	**$1,168,075**

The Company wrote down the value of completed projects, land to be developed, and projects under development by ¥4,132 million ($31,068 thousand) and ¥4,862 million in 2002 and 2001, respectively. These amounts were included in cost of sales in the consolidated statements of income.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Investments	**¥ 9,967**	¥ 9,411	**$74,940**
Advances	**2,773**	1,367	**20,849**
	¥12,740	¥10,778	**$95,789**

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2002 and 2001	**2002**	2001	**2002**
Current assets	**¥ 76,381**	¥ 89,385	**$ 574,293**
Noncurrent assets	**59,125**	58,325	**444,549**
Total assets	**135,506**	147,710	**1,018,842**
Current liabilities	**81,852**	96,212	**615,429**
Noncurrent liabilities	**26,180**	26,350	**196,842**
Net assets	**¥ 27,474**	¥ 25,148	**$ 206,571**

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2002, 2001, and 2000	**2002**	2001	2000	**2002**
Net sales	**¥183,161**	¥182,855	¥246,078	**$1,377,150**
Cost of sales	**140,597**	140,668	188,953	**1,057,120**
Other income—net	**2,010**	1,731	3,652	**15,113**
Net income	**2,167**	482	3,594	**16,293**

Trade notes and accounts receivable from affiliated companies at March 31, 2002 and 2001 were ¥29,754 million ($223,714 thousand) and ¥27,797 million, respectively.

Sales to affiliated companies aggregated ¥86,250 million ($648,496 thousand), ¥80,339 million, and ¥114,534 million in 2002, 2001, and 2000, respectively.

Cash dividends received from affiliated companies were ¥457 million ($3,436 thousand), ¥448 million, and ¥555 million in 2002, 2001, and 2000, respectively.

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2002 and 2001 were as follows:

	Millions of Yen							
	2002				2001			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:								
Available-for-sale:								
Governmental and corporate debt securities	**¥ 1,394**	**¥ 1,394**	**¥ —**	**¥ —**	¥ 2,348	¥ 2,348	¥ —	¥ —
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**48,726**	**68,720**	**20,019**	**25**	61,639	135,167	75,048	1,520
Other equity securities	**25,620**	**44,582**	**19,900**	**938**	26,508	46,804	21,325	1,029
Other	**2,391**	**2,392**	**79**	**78**	8,404	8,227	74	251
	¥78,131	**¥117,088**	**¥39,998**	**¥1,041**	¥98,899	¥192,546	¥96,447	¥2,800

	Thousands of U.S. Dollars			
	2002			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:				
Available-for-sale:				
Governmental and corporate debt securities	**$ 10,481**	**$ 10,481**	**$ —**	**$ —**
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**366,361**	**516,692**	**150,519**	**188**
Other equity securities	**192,632**	**335,203**	**149,624**	**7,053**
Other	**17,977**	**17,985**	**594**	**586**
	$587,451	**$880,361**	**$300,737**	**$7,827**

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2002, 2001, and 2000 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Proceeds from sales	**¥7,916**	¥2,955	¥10,138	**$59,519**
Gross realized gains	**3,739**	1,354	3,842	**28,113**
Gross realized losses	**(1,161)**	(533)	(1,028)	**(8,730)**

In addition to these sales, the Company contributed available-for-sale marketable equity securities with a fair value of ¥33,116 million to a newly established employee retirement benefit trust, and recognized a gain on this contribution of ¥19,227 million, in the year ended March 31, 2001. There were no proceeds to the Company from this transaction (also see Note 6).

At March 31, 2002, the cost of debt securities classified as available-for-sale due within one year and due over one year were ¥1,328 million ($9,985 thousand) and ¥2,391 million ($17,977 thousand), respectively.

For the years ended March 31, 2002, 2001, and 2000, losses on write-downs of securities were recognized to reflect the decline in fair value considered to be other than temporary totaling ¥9,166 million ($68,917 thousand), ¥2,922 million, and ¥3,260 million, respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The balances of short-term borrowings at March 31, 2002 and 2001 consisted of notes payable to banks.

Stated annual interest rates of short-term borrowings ranged primarily from 0.3% to 3.03% and from 0.33% to 7.68% at March 31, 2002 and 2001. The weighted average interest rates on such short-term borrowings at March 31, 2002 and 2001 were 1.4% and 3.4%, respectively.

Lines of credit with certain banks totaled ¥30,000 million ($225,564 thousand) and ¥30,000 million at March 31, 2002 and 2001, respectively.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Years Ending March 31	**2002**	2001	**2002**
Unsecured bonds:				
2.2% Yen bonds	2002	**¥ —**	¥ 10,000	**$ —**
2.05% Yen bonds	2002	**—**	10,000	**—**
1.51% Yen bonds	2003	**10,000**	10,000	**75,188**
2.7% Yen bonds	2004	**10,000**	10,000	**75,188**
1.475% Yen bonds	2004	**10,000**	10,000	**75,188**
1.8% Yen bonds	2006	**10,000**	10,000	**75,188**
Unsecured convertible bonds:				
1.55% Yen bonds	2002	**—**	9,708	**—**
1.6% Yen bonds	2003	**9,772**	9,772	**73,474**
0.8% Yen bonds	2004	**29,756**	29,756	**223,729**
0.85% Yen bonds	2005	**19,513**	19,513	**146,714**
0.9% Yen bonds	2006	**18,627**	18,627	**140,053**
Loans, principally from banks and insurance companies, maturing serially through 2025:				
Collateralized		**243**	524	**1,827**
Unsecured		**92,015**	101,950	**691,842**
Total		**209,926**	249,850	**1,578,391**
Less current portion		**(42,076)**	(67,612)	**(316,361)**
		¥167,850	¥182,238	**$1,262,030**

The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates were 1.7% at March 31, 2002 and 2001.

Annual maturities of long-term debt at March 31, 2002 during the next five years are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Years ending March 31,		
2003	¥42,076	$316,361
2004	71,160	535,038
2005	32,417	243,737
2006	39,559	297,436
2007	17,793	133,782

At March 31, 2002, property, plant, and equipment of ¥140 million ($1,053 thousand) were pledged as collateral on long-term debt of ¥243 million ($1,827 thousand), including current portion of ¥26 million ($195 thousand).

The conversion prices of the unsecured yen convertible bonds range from ¥769 to ¥651 per share and the number of shares into which outstanding bonds were convertible at March 31, 2002 totaled 103,302 thousand shares.

As is customary in Japan, the Company maintains deposit balances with banks and other financial institutions with which the Company has short- or long-term borrowing arrangements. Such deposit balances are not legally or contractually restricted as to withdrawal.

Certain of the loan agreements provide that the lender or trustees for lenders may request the Company to submit for approval proposals to pay dividends.

Certain of the loan agreements also provide that the lender may request the Company to provide additional collateral. As is customary in Japan, collateral must be pledged if requested by a lending bank, and banks have the right to offset cash deposited with them against any long- or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Company has never received any such requests.

6. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan partly supplemented by a noncontributory defined benefit pension plan which covers substantially all of its employees (the "Noncontributory Plan"). Employees who terminate their employment at the mandatory retirement age receive benefits in the form of annuity payments and/or lump-sum payments which are principally provided by the Noncontributory Plan and the remaining portion is provided by the unfunded severance indemnity plan. The coverage of the Noncontributory Plan is approximately 80%. Employees who terminate their employment before the mandatory retirement age receive lump-sum payments from the unfunded severance indemnity plan. The pension and the severance payment are determined based on the rate of pay at the time of termination, length of service, and certain other factors. The parent company's funding policy with respect to the Noncontributory Plan is generally to contribute amounts considered deductible under applicable income tax regulations. Plan assets are managed principally by insurance companies and are invested primarily in fixed income and equity securities of Japanese and foreign issuers.

The parent company also has a contributory defined benefit pension plan covering all of its employees (the "Contributory Plan"), which provides lifetime annuity payments commencing at mandatory retirement age. The Contributory Plan consists of a basic component, which has been specified by the Japanese government's welfare pension regulations, and an additional component established by the parent company. Benefits are determined based on the average pay for the periods of service and a factor determined by the date of birth and length of service for the basic part, and on the rate of pay at the time of termination and a factor determined by the length of service and reason for retirement for the additional component. Annual contributions are made by the parent company and employees in accordance with the contribution formula stipulated by the government for the basic part and with an amount determined on the basis of an accepted actuarial method for the additional component. The Contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks, are invested primarily in corporate and government bonds and stocks.

During the year ended March 31, 2001, the Company established the Employee Retirement Benefit Trust (the "Trust"). The purpose of the Trust is to hold and administer certain securities contributed to the Contributory Plan. Additionally, during the year ended March 31, 2001, the Company contributed marketable equity securities valued at ¥33,116 million to the Trust.

In June 2001, the Japanese government issued a new law that regulates retirement benefit plans. Under the new law, effective April 1, 2002, the Company can transfer the obligation for the basic component and corresponding plan assets to the social welfare plan subject to approval by the government. The Company has not yet decided if the Company will apply for the transfer of the basic component but if such an application is made and accepted, it may result in a settlement or curtailment under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The Company has also not determined the amount of any gain or loss that would result under such circumstances.

Net periodic benefit cost for the Noncontributory Plan and the Contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2002, 2001, and 2000 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Service cost	**¥10,884**	¥13,970	¥12,410	**$ 81,835**
Interest cost	**9,719**	10,563	10,992	**73,075**
Expected return on plan assets	**(6,099)**	(6,817)	(5,944)	**(45,857)**
Amortization of transition obligation	**1,615**	1,615	1,614	**12,143**
Amortization of prior service cost	**594**	981	1,233	**4,466**
Recognized actuarial loss	**590**	210	6,270	**4,436**
Actuarial periodic benefit cost	**17,303**	20,522	26,575	**130,098**
Employee contributions	**(1,260)**	(1,288)	(1,365)	**(9,474)**
Net periodic benefit cost	**¥16,043**	¥19,234	¥25,210	**$120,624**

The above net periodic benefit cost excludes the cumulative effect of ¥46,716 million of an accounting change in 2001, described as follows.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with actuarial assumptions and aggregate information for accumulated benefit obligations in excess of plan assets, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥ 336,359**	¥ 354,997	**$ 2,529,015**
Service cost, less employee contributions	**9,624**	12,682	**72,361**
Interest cost	**9,719**	10,563	**73,075**
Employee contributions	**1,260**	1,288	**9,474**
Amendments	**(5,454)**	(5,764)	**(41,007)**
Actuarial gain	**(2,216)**	(19,621)	**(16,662)**
Benefits paid	**(17,652)**	(17,860)	**(132,722)**
Foreign currency exchange rate changes	**187**	74	**1,406**
Benefit obligations at end of year	**¥ 331,827**	¥ 336,359	**$ 2,494,940**
Change in plan assets:			
Fair value of plan assets at beginning of year	**¥ 207,519**	¥ 194,798	**$ 1,560,293**
Actual return on plan assets	**(18,258)**	(18,604)	**(137,278)**
Employer contribution	**11,728**	10,965	**88,180**
Employee contributions	**1,260**	1,288	**9,474**
Contribution of securities to the employee retirement benefit trust	**—**	33,116	**—**
Benefits paid	**(13,673)**	(14,116)	**(102,805)**
Foreign currency exchange rate changes	**173**	72	**1,301**
Fair value of plan assets at end of year	**¥ 188,749**	¥ 207,519	**$ 1,419,165**
Plans' funded status at end of year:			
Funded status	**¥(143,078)**	¥(128,840)	**$(1,075,775)**
Unrecognized actuarial loss	**65,263**	43,712	**490,700**
Unrecognized prior service benefit	**(9,541)**	(3,493)	**(71,737)**
Unrecognized net obligation at the date of initial application of SFAS No. 87	**2,739**	4,354	**20,594**
Net amount recognized	**¥ (84,617)**	¥ (84,267)	**$ (636,218)**
Amounts recognized in the consolidated balance sheets:			
Accrued retirement and pension costs	**¥(106,206)**	¥ (89,641)	**$ (798,542)**
Prepaid expenses for benefit plans, included in other assets	**433**	290	**3,256**
Intangible assets, included in other assets	**2,757**	5,084	**20,730**
Accumulated other comprehensive income	**18,399**	—	**138,338**
Net amount recognized	**¥ (84,617)**	¥ (84,267)	**$ (636,218)**
Actuarial assumptions:			
Discount rate	**3.0%**	3.0%	
Expected return on plan assets	**3.5%**	3.5%	
Rate of compensation increase	**6.5%**	6.5%	
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥ 330,675**	¥ 335,320	**$2,486,278**
Accumulated benefit obligations	**296,163**	297,829	**2,226,789**
Fair value of plan assets	**187,464**	206,422	**1,409,504**

The unrecognized net obligation at the date of initial application and the prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 14 years.

Prior to April 1, 2000, the Company amortized unrecognized actuarial gains and losses in excess of 10% of the larger of the benefit obligations or plan assets over the average plan participants' remaining service period. From April 1, 2000, the Company changed its method of accounting to immediately recognize actuarial gains and losses in excess of 20% of the larger of the benefit obligations or plan assets, and amortize actuarial gains and losses between 10% and 20% percent over the average participants' remaining service period (approximately 15 years). The Company believes that this accelerated recognition of the unrecognized gains or losses more appropriately records the pension liability at an amount closer to its economic liability.

As a result of the change, net income for the year ended March 31, 2001, decreased by ¥19,610 million, including a charge for the cumulative effect on prior years of ¥21,559 million, net of tax benefit of ¥25,157 million. Basic net income per 20 common shares and diluted net income per 20 common shares decreased by ¥278 and ¥254, respectively.

7. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

Effective October 1, 2001,

The Code requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital. Under the Code, shares are recorded with no par value.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company's books, are reflected in the consolidated financial statements as described in Note 1. At March 31, 2002, retained earnings, less treasury stock, recorded on the parent company's books of account were ¥184,487 million ($1,387,120 thousand).

The Code allows companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

In addition, pursuant to a resolution of the Board of Directors, the parent company may purchase its own shares for their retirement, not exceeding 140 million shares, in accordance with its articles of incorporation until the general shareholders' meeting for this fiscal year. Any shares of common stock, in whole or in part, are subject to such purchases made for the purpose of retirement. During the year ended March 31, 2002, approximately 19 million shares of the parent company amounting to ¥6,667 million ($50,127 thousand) were purchased under the above resolution.

Prior to October 1, 2001,

The Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital. Under the Code, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which were made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. In addition, the Code imposed certain restrictions on the repurchase and use of treasury stock.

8. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2002, 2001, and 2000 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Gain on sales of securities—net	**¥ 2,578**	¥ 821	¥ 2,814	**$ 19,383**
Foreign exchange gain (loss)—net	**561**	(2,368)	(1,494)	**4,218**
Loss from write-downs of securities	**(9,166)**	(2,922)	(3,260)	**(68,917)**
Other—net	**(2,183)**	(554)	(2,613)	**(16,413)**
	¥(8,210)	¥(5,023)	¥(4,553)	**$(61,729)**

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2002 and 2001 were as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		2001		**2002**	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowance for doubtful receivables	**¥ 3,302**	**¥ 266**	¥ 2,574	¥ 507	**$ 24,827**	**$ 2,000**
Intercompany profits	**12,312**	**—**	12,471	—	**92,571**	**—**
Adjustments of investment securities	**6,020**	**17,229**	2,216	40,872	**45,263**	**129,541**
Write-downs of inventories and fixed assets	**8,165**	**—**	7,661	—	**61,391**	**—**
Enterprise tax	**1,021**	**—**	1,159	—	**7,677**	**—**
Accrued bonus	**4,495**	**—**	3,742	—	**33,797**	**—**
Retirement and pension costs	**44,198**	**—**	35,752	—	**332,316**	**—**
Unremitted earnings of foreign subsidiaries and affiliates	**—**	**3,106**	—	617	**—**	**23,354**
Other temporary differences	**9,982**	**3,264**	6,822	2,767	**75,052**	**24,541**
Tax loss and credit carryforwards	**8,592**	**—**	6,310	—	**64,602**	**—**
Subtotal	**98,087**	**23,865**	78,707	44,763	**737,496**	**179,436**
Less valuation allowance	**15,878**	**—**	12,454	—	**119,383**	**—**
	¥82,209	**¥23,865**	¥66,253	¥44,763	**$618,113**	**$179,436**

Net deferred tax balances at March 31, 2002 and 2001 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Other current assets	**¥21,517**	¥19,177	**$161,782**
Other assets	**37,382**	2,675	**281,068**
Other long-term liabilities	**(555)**	(362)	**(4,173)**
Net deferred tax assets	**¥58,344**	¥21,490	**$438,677**

At March 31, 2002, a valuation allowance of ¥15,878 million ($119,383 thousand) was recorded against the deferred tax assets for items which may not be realized. The net changes in the valuation allowance for the years ended March 31, 2002, 2001, and 2000 were an increase of ¥3,424 million ($25,744 thousand), an increase of ¥2,268 million, and a decrease of ¥3,164 million, respectively. Such changes were due primarily to the realization or nonrealization of tax benefits regarding operating losses of subsidiaries.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2002.

At March 31, 2002, the tax loss carryforwards in the aggregate amounted to approximately ¥21,000 million ($157,895 thousand), which are available to offset future taxable income, and will expire substantially in the period from 2003 through 2007.

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2002 differed from the normal Japanese statutory tax rates as follows:

	2002	2001	2000
Normal Japanese statutory tax rates	**42.0%**	42.0%	42.0%
Increase (decrease) in taxes resulting from:			
Increase (decrease) in valuation allowance	**12.7**	3.8	(13.6)
Permanently nondeductible expenses	**2.9**	1.1	4.9
Nontaxable dividend income	**(2.2)**	(1.1)	(2.7)
Tax differences related to intercompany profits	**—**	0.4	4.2
Provisions for taxes on unremitted earnings of foreign subsidiaries	**5.4**	—	—
Other—net	**3.3**	1.4	3.0
Effective income tax rates	**64.1%**	47.6%	37.8%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates of which earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

10. NET INCOME PER 20 COMMON SHARES

A reconciliation of the numerators and denominators of the basic and diluted net income per 20 common shares computation for the years ended March 31, 2002, 2001, and 2000 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Income before cumulative effect of an accounting change	**¥9,530**	¥31,354	¥16,428	**$71,654**
Effect of dilutive convertible bonds	**428**	770	887	**3,218**
Diluted income before cumulative effect of an accounting change	**¥9,958**	¥32,124	¥17,315	**$74,872**

	Number of Shares (Thousands)		
Weighted average common shares outstanding	**1,405,564**	1,409,758	1,409,655
Effect of dilutive convertible bonds	**88,291**	137,278	156,413
Diluted common shares outstanding	**1,493,855**	1,547,036	1,566,068

11. OTHER COMPREHENSIVE INCOME (LOSS)

Each component of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2002, 2001, and 2000, was as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2002			2002		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:						
Foreign currency translation adjustments arising during period	**¥ 9,571**	**¥ (492)**	**¥ 9,079**	**$ 71,962**	**$ (3,699)**	**$ 68,263**
Reclassification adjustment for losses realized in net income	**15**	**—**	**15**	**113**	**—**	**113**
	9,586	**(492)**	**9,094**	**72,075**	**(3,699)**	**68,376**
Unrealized losses on securities:						
Unrealized losses on securities arising during period	**(62,084)**	**26,076**	**(36,008)**	**(466,797)**	**196,060**	**(270,737)**
Reclassification adjustment for losses realized in net income	**6,588**	**(2,767)**	**3,821**	**49,534**	**(20,805)**	**28,729**
	(55,496)	**23,309**	**(32,187)**	**(417,263)**	**175,255**	**(242,008)**
Minimum pension liability adjustment	**(18,399)**	**7,728**	**(10,671)**	**(138,338)**	**58,105**	**(80,233)**
Unrealized losses on derivatives:						
Unrealized losses on derivatives arising during period	**(2,673)**	**1,122**	**(1,551)**	**(20,098)**	**8,437**	**(11,661)**
Reclassification adjustments for losses realized in net income	**2,001**	**(840)**	**1,161**	**15,045**	**(6,316)**	**8,729**
	(672)	**282**	**(390)**	**(5,053)**	**2,121**	**(2,932)**
Other comprehensive loss	**¥(64,981)**	**¥30,827**	**¥(34,154)**	**$(488,579)**	**$231,782**	**$(256,797)**

	Millions of Yen		
	2001		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ 5,686	¥ 13	¥ 5,699
Reclassification adjustment for gains realized in net income	(42)	—	(42)
	5,644	13	5,657
Unrealized losses on securities:			
Unrealized losses on securities arising during period	(49,321)	20,715	(28,606)
Reclassification adjustment for gains realized in net income	(17,176)	7,214	(9,962)
	(66,497)	27,929	(38,568)
Minimum pension liability adjustment	38,522	(21,715)	16,807
Other comprehensive loss	¥(22,331)	¥ 6,227	¥(16,104)

	Millions of Yen		
	2000		
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Foreign currency translation adjustments	¥ (6,779)	¥ 67	¥ (6,712)
Unrealized gains on securities:			
Unrealized gains on securities arising during period	14,329	(6,017)	8,312
Reclassification adjustment for losses realized in net income	446	(187)	259
	14,775	(6,204)	8,571
Minimum pension liability adjustment	26,510	(11,135)	15,375
Other comprehensive income	¥34,506	¥(17,272)	¥17,234

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen				
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Losses on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2001	¥(6,638)	¥ 40,920	¥ —	¥ —	¥34,282
Current—period change	9,094	(32,187)	(10,671)	(390)	(34,154)
Balance, March 31, 2002	**¥ 2,456**	**¥ 8,733**	**¥(10,671)**	**¥(390)**	**¥ 128**

	Thousands of U.S. Dollars				
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Losses on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2001	$(49,910)	$ 307,669	$ —	$ —	$257,759
Current—period change	68,376	(242,008)	(80,233)	(2,932)	(256,797)
Balance, March 31, 2002	**$ 18,466**	**$ 65,661**	**$(80,233)**	**$(2,932)**	**$ 962**

12. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company also enters into agreements involving derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates.

Market Risk Management

Market Risk Exposures

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates, interest rates, and equity prices. Among these risks, the Company manages foreign currency exchange and interest rate risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are financially capable and reliable major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

Foreign Currency Exchange Risks

The Company's foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations and long-term debt denominated in foreign currencies. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company's derivative financial instruments related to foreign currency exchange transactions as of March 31, 2002, which was translated into Japanese yen at the year-end spot rate.

Foreign Exchange Forward Contracts and Currency Swaps

		Millions of Yen		Thousands of U.S. Dollars	
Maturities, Years Ending March 31		2003	2004	2003	2004
Sell U.S. Dollar, buy Yen	Receive	¥13,741	¥ —	$103,316	$ —
	Pay	14,098	—	106,000	—
Sell Euro, buy Yen	Receive	2,008	—	15,098	—
	Pay	2,088	—	15,699	—
Sell Sterling pound, buy Euro	Receive	866	—	6,511	—
	Pay	884	—	6,647	—
Sell Yen, buy U.S. Dollar	Receive	404	106	3,038	797
	Pay	368	92	2,767	692
Receive Yen, pay Canadian Dollar	Receive	92	141	692	1,060
	Pay	113	160	850	1,203

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 5. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company's interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2002, which are translated into Japanese yen at the year-end spot rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount	
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2003	1.11%	3.13%	¥17,768	$133,594
2004	0.88	2.58	13,865	104,248
2005	0.78	2.31	11,320	85,113
2006	0.47	1.61	6,830	51,353
2007	0.23	0.77	3,000	22,556

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive income at March 31, 2002 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company's short-term and other investments are exposed to changes in equity price risks and consist entirely of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2002 and 2001:

	Millions of Yen				Thousands of U.S. Dollars	
	2002		2001		**2002**	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:						
Finance receivables	**¥ 88,002**	**¥ 88,051**	¥ 81,148	¥ 81,223	**$ 661,669**	**$ 662,038**
Other investments	**128,876**	**128,876**	196,997	196,997	**968,993**	**968,993**
Financial liabilities:						
Long-term debt	**(206,017)**	**(207,693)**	(246,121)	(251,668)	**(1,549,000)**	**(1,561,602)**
Derivative financial instruments recorded as liabilities:						
Foreign exchange instruments	**(374)**	**(374)**	(2,965)	(2,937)	**(2,812)**	**(2,812)**
Interest rate swaps and other instruments	**(313)**	**(313)**	—	(114)	**(2,353)**	**(2,353)**

The fair values of finance receivables, other investments, and long-term debt are based on quoted market prices when available or discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, short-term investments, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

13. SUPPLEMENTAL EXPENSE INFORMATION

Amounts of certain costs and expenses for the years ended March 31, 2002, 2001, and 2000 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	**2002**
Research and development expenses	**¥30,186**	¥30,257	¥33,148	**$226,962**
Advertising costs	**10,464**	9,608	8,619	**78,677**
Shipping and handling costs	**36,858**	37,668	40,335	**277,128**

Loss from disposal of businesses and fixed assets for the year ended March 31, 2002 includes a loss of ¥4,734 million ($35,594 thousand) resulting from write-down of long-lived assets to be disposed of, primarily land and rental property with a fair value of ¥2,120 million ($15,940 thousand). Also included is a loss of ¥6,332 million ($47,609 thousand) mainly resulting from the disposal of the prefabricated housing business, and mergers and integration of farm machinery distributors, in connection with the Company's efforts to streamline operations. Certain of these actions have already been completed and others are expected to be completed within the next 12 months.

Loss from disposal of businesses and fixed assets for the year ended March 31, 2000 included a loss of ¥4,673 million resulting from management's decision to substantially discontinue certain lines of business, including the unit bathroom business, in fiscal 2001. The losses primarily consisted of impairment of assets related to these businesses.

14. COMMITMENTS AND CONTINGENCIES

Commitments for capital expenditures outstanding at March 31, 2002 approximated ¥3,940 million ($29,624 thousand).

The Company leases certain offices and other facilities under lease agreements, all of which are substantially cancelable at the Company's option. Rental expenses for the years ended March 31, 2002, 2001, and 2000 amounted to ¥9,220 million ($69,323 thousand), ¥9,472 million, and ¥10,662 million, respectively.

At March 31, 2002, the Company was contingently liable for trade notes discounted with banks in the amount of ¥145 million ($1,090 thousand), which are accounted for as sales when discounted. The banks retain a right of recourse against the Company in the event of nonpayment by customers, for which the Company's management believes that the recourse is remote from exercise.

The Company is contingently liable as guarantor of the indebtedness of distributors and customers for their borrowings from financial institutions. Those amounts were ¥8,163 million ($61,376 thousand) and ¥13,014 million as of March 31, 2002 and 2001, respectively.

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the "FTCJ") began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2002. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company's results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome.

15. SUBSEQUENT EVENT

On May 23, 2002, the Company's Board of Directors authorized the payment of a cash dividend to shareholders of record on March 31, 2002 of ¥3 per common share (¥60 per 20 common shares) or a total of ¥4,173 million ($31,376 thousand). The Company's Board of Directors also authorized the purchase of up to 50,000,000 shares, or up to ¥20,000 million ($150,376 thousand), of the parent company's common stock on the open market, commencing after the general shareholders' meeting through the next general shareholders' meeting. Both authorizations are subject to shareholders' approval at the general meeting to be held on June 26, 2002.

In addition, on April 25, 2002, the Company's Board of Directors authorized a change in the unit of American Depository Share from 20 common shares to 5. This change is subject to the approval of the U.S. Securities and Exchange Commission, which the Company plans to formally request in June 2002.

Independent Auditors' Report


Deloitte
Touche
Tohmatsu

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of amortizing unrecognized actuarial gains and losses related to accounting for retirement and pension costs effective April 1, 2000.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Osaka, Japan
June 4, 2002

Directory

KUBOTA CORPORATION

Head Office
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

OVERSEAS OFFICES

Cairo Office
Flat No. 2, 27th Floor,
Swiss Tower Building,
3 Ibn Kaisir Street,
Cornish EL Nil, Giza, Egypt
Phone: (20)-2-338-3851
Facsimile: (20)-2-761-7640

Bangkok Office
26th Floor, Thaniya Plaza Bldg.,
52 Silom Road, Suriyawongse, Bangrak
Bangkok 10500, Thailand
Phone: (66)-2-231-2375~6
Facsimile: (66)-2-231-2377

Beijing Office
Room 1551,
New Century Office Tower,
No. 6 Southern Road,
Capital Gym., Beijing 100044,
People's Republic of China
Phone: (86)-10-6849-2277
Facsimile: (86)-10-6849-2280
Telex: 22990 MZHTL CN

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

Kubota Tractor Corporation
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com

Kubota Credit Corporation, U.S.A.
3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com/kccusa.cfm

Kubota Manufacturing of America Corporation
Gainesville Industrial Park North,
2715 Ramsey Road,
Gainesville, Georgia 30501, U.S.A.
Phone: (1)-770-532-0038
Facsimile: (1)-770-532-9057

Kubota Engine America Corporation
505 Schelter Road,
Lincolnshire, Illinois 60069, U.S.A.
Phone: (1)-847-955-2500
Facsimile: (1)-847-955-2501
URL: http://www.kubotaengine.com/

Auburn Consolidated Industries, Inc.
2100 South "J" Street,
(P.O. Box 350) Auburn,
Nebraska 68305-0350, U.S.A.
Phone: (1)-402-274-4911
Facsimile: (1)-402-274-5031

Kubota America Corporation
320 Park Avenue, 23rd Floor,
New York, New York 10022, U.S.A.
Phone: (1)-212-355-2440
Facsimile: (1)-212-355-2124

Kubota Finance (U.S.A.), Inc.
320 Park Avenue, 23rd Floor,
New York, New York 10022, U.S.A.
Phone: (1)-212-355-2041
Facsimile: (1)-212-355-2124

Kubota Canada Ltd.
5900 14th Avenue, Markham,
Ontario L3S 4K4, Canada
Phone: (1)-905-294-7477
Facsimile: (1)-905-294-6651
URL: http://www.kubota.ca/

Kubota Metal Corporation (Fahramet Division)
25 Commerce Road, Orillia,
Ontario L3V 6L6, Canada
Phone: (1)-705-325-2781
Facsimile: (1)-705-325-5887
URL: http://www.kubotametal.com/

OCEANIA

Kubota Tractor Australia Pty Ltd
100 Keilor Park Drive, Tullamarine,
Victoria 3043, Australia
Phone: (61)-3-9279-2000
Facsimile: (61)-3-9279-2030
URL: http://www.kubota.com.au/

EUROPE

Kubota Europe S.A.
19-25, Rue Jules Vercruysse,
Z.I., BP88 95101 Argenteuil,
Cedex, France
Phone: (33)-1-3426-3434
Facsimile: (33)-1-3426-3499

Kubota (Deutschland) GmbH
Senefelder Straße 3-5,
63110 Rodgau/Nieder-Roden,
Germany
Phone: (49)-6106-873-0
Facsimile: (49)-6106-873-199
URL: http://www.kubota.de/

Kubota Baumaschinen GmbH
Steinhauser Straße 100,
66482 Zweibrücken, Rheinlandpfalz,
Germany
Phone: (49)-6332-4870
Facsimile: (49)-6332-487-101

Kubota Servicios España S.A.
Ctra. del Barrio de la Fortuna s/n
Cuatro Vientos,
28044 Madrid, Spain
Phone: (34)-91-508-6442
Facsimile: (34)-91-508-0522

Kubota (U.K.) Limited
Dormer Road, Thame,
Oxfordshire OX9 3UN, U.K.
Phone: (44)-1844-214500
Facsimile: (44)-1844-261568
URL: http://www.kubota.co.uk/

Kubota Membrane Europe Ltd.
8 Hanover Street, London W1S 1YE, U.K.
Phone: (44)-(0) 20-7290-2730
Facsimile: (44)-(0) 20-7290-2733

ASIA

Shin Taiwan Agricultural Machinery Co., Ltd.
16, Fengping 2nd Road,
Taliao Shiang Kaohsiung,
Hsien 83107, Taiwan, R.O.C.
Phone: (886)-7-702-2333
Facsimile: (886)-7-702-2303

Kubota Agricultural Machinery (Suzhou) Co., Ltd.
No. 220, Xing Ming Street,
Suzhou Industrial Park,
Suzhou Municipality, Jiangsu,
People's Republic of China
Phone: (86)-512-716-3122
Facsimile: (86)-512-716-3344

The Siam Kubota Industry Co., Ltd.
101/19-24 Moo 20,
Navanakorn, Khlongneung,
Khlongluang, Pathumthani 12120,
Thailand
Phone: (66)-2-529-0363
Facsimile: (66)-2-529-0081

P.T. Kubota Indonesia
JL. Setyabudi 279,
Semarang, Indonesia
Phone: (62)-24-7472849
Facsimile: (62)-24-7472865

P.T. Metec Semarang
Tanjung Emas Export Processing
Zone, JL. Coaster No. 8 Block B,
12A-16 Semarang, Central Java,
Indonesia
Phone: (62)-24-3520435
Facsimile: (62)-24-3520432

Kubota Agro-Industrial Machinery Philippines, Inc.
155 Panay Avenue,
South Triangle Homes,
1103 Quezon City, Philippines
Phone: (63)-2-9201071
Facsimile: (63)-2-9241848

Sime Kubota Sdn. Bhd.
No. 3 Jalan Sepadu,
25/123 Taman Perindustrian Axis,
Seksyen 25, 40400 Shah Alam,
Selangor Darul Ehsan, Malaysia
Phone: (60)-3-522-1288
Facsimile: (60)-3-524-8798

Jiangsu Biaoxin Kubota Industrial Co., Ltd.
186 Lishiqiao South Avenue, Xin qiao Town,
Jingjiang City, Jiangsu,
People's Republic of China
Phone: (86)-523-433-3999
Facsimile: (86)-523-433-3999

Directors and Corporate Auditors

Chairman and Representative Director
Osamu Okamoto

President and Representative Director
Yoshikuni Dobashi

Executive Managing Director and Representative Director
Takeshi Oka

Executive Managing Directors
Tomomi Soh
Mikio Kinoshita

Managing Directors
Tatsuo Arata
Masakatsu Yamamoto
Okihiro Asada
Tsuyoshi Hayashi
Yoji Okihara
Tadahiko Kinoshita
Daisuke Hatakake
Masatake Matsui
Akio Nishino

Directors
Koh Shimizu
Toshi Nakajima
Masaru Ishiguro
Akira Seike
Toshiyuki Yotsumoto
Tadahiko Urabe
Masateru Yoshikawa
Yoshihiro Fujio
Moriya Hayashi
Toshihiro Fukuda
Yasuo Masumoto

Corporate Auditors
Masayoshi Fujita
Toshi Tanaka
Masamichi Nakahiro
Tohru Hirata
Sunao Kobayashi

Investor Information

Stock Listings
Domestic: Tokyo, Osaka,
and three other stock exchanges
Overseas: New York and Frankfurt

Transfer Agent for Common Stock
The Chuo Mitsui Trust
and Banking Company, Limited
2-21, Kitahama 2-chome, Chuo-ku,
Osaka 541-0041, Japan

Depositary for ADR Holders
JPMorgan Chase Bank
60 Wall Street, New York,
New York 10260-0060, U.S.A.

Investor Inquiries

Head Office
Finance & Accounting Dept.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
Tokyo Administration Dept.
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

Financial information and environmental reports are available on Kubota's Web site:
http://www.kubota.co.jp/

This annual report is printed on recycled paper.

Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111 Facsimile: (81)-6-6648-3862
http://www.kubota.co.jp/

Printed in Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date; August 30, 2002

By ______________________

Daisuke Hatakake
Managing Director
(Principal Financial And Accounting Officer)